Exhibit (a)(1)(A)
OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
ENTASIS THERAPEUTICS HOLDINGS INC.
a Delaware Corporation
at
$2.20 Net Per Share
by
Innoviva Merger Sub, Inc.
a wholly-owned subsidiary of
Innoviva, Inc.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 7, 2022, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
INNOVIVA MERGER SUB, INC. (“PURCHASER”), A WHOLLY-OWNED SUBSIDIARY OF INNOVIVA, INC., A DELAWARE CORPORATION (“PARENT” OR “INNOVIVA” AND, TOGETHER WITH PURCHASER, THE “PURCHASER PARTIES”), IS OFFERING TO PURCHASE FOR CASH ALL OF THE OUTSTANDING SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE (THE “SHARES”), OF ENTASIS THERAPEUTICS HOLDINGS INC., A DELAWARE CORPORATION (THE “COMPANY” OR “ENTASIS”) AT A PURCHASE PRICE OF $2.20 PER SHARE (THE “OFFER PRICE”), NET TO THE SELLER IN CASH, WITHOUT INTEREST THEREON AND LESS ANY APPLICABLE WITHHOLDING TAXES, UPON THE TERMS AND SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE (THE “OFFER TO PURCHASE”) AND IN THE RELATED LETTER OF TRANSMITTAL (THE “LETTER OF TRANSMITTAL,” WHICH TOGETHER WITH THIS OFFER TO PURCHASE AND OTHER RELATED MATERIALS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME IN ACCORDANCE WITH THE TERMS OF THE MERGER AGREEMENT (AS DEFINED BELOW), CONSTITUTES THE “OFFER”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 23, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Entasis. The Merger Agreement provides, among other things, that following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Entasis (the “Merger”), with Entasis continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares owned by the Purchaser Parties, (ii) Shares beneficially owned by the Company as treasury stock, and (iii) Shares owned by stockholders who validly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon (the “Merger Consideration”) and less any applicable withholding taxes. As a result of the Merger, Entasis will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below) and (ii) the Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to the 5:00 p.m. (New York City time) on July 7, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”), excluding any Shares beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by (a) the Purchaser Parties and (b) Manoussos Perros (the “Entasis CEO”), represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in clauses (a) and (b) outstanding at the time of the expiration of the Offer. The Governmental Entity Condition requires that no governmental entity of any competent jurisdiction shall have (x) enacted, issued, promulgated, enforced or entered any (A) order, writ, ruling, injunction, judgment, stipulation, determination, award or decree (“Order”) or (B) federal, state, provincial, local, municipal, multi-national or foreign law, statute, ordinance, rule, regulation, constitution, code, arbitration award, common law, franchise, license, requirement or permit (“Law”), or (y) taken any other action then in effect, in each case, whether temporary, preliminary or permanent, that has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement. The Offer also is subject to other conditions as described in the Offer to Purchase. See Section 17—“Certain Conditions to the Offer.”
After careful consideration, Entasis’ board of directors (the “Entasis Board”), based on the recommendation of its Special Transactions Committee, has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Entasis and its stockholders (other than the Purchaser Parties); (ii) approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer; and (iv) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.
A summary of the principal terms of the Offer appears on pages 1 through 8. You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares in the Offer.
June 7, 2022

IMPORTANT
If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either (i) deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or (ii) tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to 5:00 p.m. (New York City time) on July 7, 2022, unless we extend the Offer pursuant to the terms of the Merger Agreement, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.
The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery by book-entry transfer, is at the election and sole risk of the tendering stockholder.
* * * * *
Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
We are not aware of any jurisdiction where the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or is prohibited by any administrative or judicial action pursuant thereto. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
We have filed with the SEC the Schedule TO (including exhibits) in accordance with the Exchange Act, furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, Entasis has filed the Schedule 14D-9 and Schedule 13E-3 (including exhibits) in accordance with the Exchange Act setting forth its recommendation and furnishing certain additional related information. The Schedule TO, Schedule 14D-9 and Schedule 13E-3, and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC in the manner set forth in “The Tender Offer—Section 7. Certain Information Concerning Entasis—Available Information.”
No person has been authorized to give any information or make any representation on behalf of Innoviva or Purchaser not contained in this Offer to Purchase or the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, commercial bank, trust company or other nominee shall be deemed to be the agent of Innoviva, Purchaser, Entasis, the Information Agent or the Depositary or any of their affiliates for the purpose of the Offer. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Innoviva, Purchaser, Entasis, or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.
The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.
The Information Agent for the Offer is:
D.F. King & Co., Inc. 48 Wall Street New York, New York 10005 Shareholders Call (Toll-Free): (877) 478-5040 Banks and Brokers Call: (212) 269-5550 By Email: ETTX@dfking.com

SUMMARY TERM SHEET	1
INTRODUCTION	9
THE TENDER OFFER	11
1. Terms of the offer	11
2. Acceptance for Payment and Payment for Shares.	13
3. Procedures for Accepting the Offer and Tendering Shares.	13
4. Withdrawal Rights.	15
5. Certain United States Federal Income Tax Consequences.	16
6. Price Range of Shares; Dividends.	17
7. Certain Information Concerning Entasis.	18
8. Certain Information Concerning Parent and Purchaser.	19
9. Source and Amount of Funds.	20
10. Background of the Offer; Past Contacts or Negotiations with Entasis.	20
11. The Merger Agreement; Other Agreements.	28
12. Purpose of the Offer; Plans for Entasis	46
13. The Recommendation by the Board of Directors of Entasis	47
14. Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger	47
15. Certain Effects of the Offer.	50
16. Dividends and Distributions.	50
17. Certain Conditions to the Offer.	51
18. Certain Legal Matters; Regulatory Approvals.	52
19. Appraisal Rights; Rule 13e-3.	53
20. Transactions and Arrangements Concerning the Shares and Other Securities of Entasis.	54
21. Certain Agreements between Parent and its Affiliates and Entasis.	55
22. Interests of Certain Entasis Directors and Executive Officers in the Offer and the Merger.	58
23. Fees and Expenses.	58
24. Miscellaneous.	59
SCHEDULE I Certain Information Concerning the Directors and Executive Officers of Innoviva, Inc. and Certain Information Concerning the Directors and Executive Officers of Innoviva Merger Sub, Inc.	I-1
SCHEDULE II SECURITY OWNERSHIP AND TRANSACTIONS IN THE SHARES BY PARENT, PURCHASER AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS	II-1
SCHEDULE III GENERAL CORPORATION LAW OF DELAWARE SECTION 262 APPRAISAL RIGHTS	III-1
i

SUMMARY TERM SHEET
The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the related Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Entasis contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Entasis or has been taken from or is based upon publicly available documents or records of Entasis on file with the United States Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Entasis provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.
Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Entasis Therapeutics Holdings Inc.

Price Offered Per Share	$2.20 (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes

Scheduled Expiration of Offer	5:00 p.m. (New York City time) on July 7, 2022, unless the offer is extended or earlier terminated.

Purchaser	Innoviva Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Innoviva, Inc., a Delaware corporation.

Entasis Board Recommendation
On May 22, 2022, the Entasis board of directors (the “Entasis Board”), based on the recommendation of its Special Transactions Committee (the “Special Transactions Committee), unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Entasis and its stockholders (other than the Purchaser Parties (as defined herein)); (ii) approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer; and (iv) recommended that stockholders accept the Offer and tender their Shares (as defined below) pursuant to the Offer.

Supporting Stockholders
Contemporaneously with the execution and delivery of the Merger Agreement, certain stockholders of Entasis entered into Tender and Support Agreements with Innoviva and Purchaser pursuant to which each such person agreed, among other things, to tender all of the Shares beneficially owned by such person in the Offer. The Supporting Stockholders (as defined below) beneficially own, in the aggregate, approximately 2.32% of the outstanding Shares.

Who is offering to buy my Shares?
•
Innoviva Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Innoviva, Inc. (“Parent”, and together with Purchaser, the “Purchaser Parties”), is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share, of Entasis. Innoviva is a company with a portfolio of royalties and other healthcare assets.

•
Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Entasis (the “Merger”) in accordance with the Merger Agreement (as defined herein) and the Delaware General Corporation Law (“DGCL”).

See Section 8—“Certain Information Concerning Parent and Purchaser.”
Unless the context indicates otherwise, in this Offer to Purchase (the “Offer to Purchase”), we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the terms “Parent” or “Innoviva” to refer to Innoviva, Inc. alone, the term “Purchaser” to refer to Innoviva Merger Sub, Inc. alone and the terms the “Company” or “Entasis” to refer to Entasis Therapeutics Holdings Inc. alone.
What are the classes and amounts of securities sought in the Offer?
We are offering to purchase any and all of the outstanding shares of common stock, par value $0.001 per share, of Entasis on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (the “Letter of Transmittal”). Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of common stock, par value $0.001 per share, of Entasis that are the subject of the Offer.
See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”
How many Shares are you offering to purchase in the Offer?
We are making an offer to purchase for cash any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.
See the “Introduction” and Section 1—“Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire the entire equity interest in Entasis. If the Offer is consummated, Parent intends to consummate the Merger (the “Merger Closing”) three business days after the satisfaction of the last to be satisfied of the conditions to close the Merger under the Merger Agreement (other than those conditions that, by their terms, are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions), or such other place and time agreed by Parent, Purchaser, and Entasis in writing (the “Closing Date”). Upon consummation of the Merger, Entasis would cease to be a publicly traded company and would be a wholly-owned subsidiary of Parent.
See Section 10—“Background of the Offer; Past Contacts or Negotiations with Entasis,” and Section 12—“Purpose of the Offer; Plans for Entasis.”
How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?
We are offering to pay $2.20 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees or commissions. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.
See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”
Is there an agreement governing the Offer?
Yes. Parent, Purchaser and Entasis have entered into an Agreement and Plan of Merger, dated as of May 23, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”). The Merger Agreement provides, among other things, for certain of the terms and conditions to the Offer and the Merger.

See Section 11—“The Merger Agreement; Other Agreements” and Section 17—“Certain Conditions to the Offer.”
What does Entasis’ board of directors think of the Offer?
After careful consideration, the Entasis Board, based on the recommendation of the Special Transactions Committee, among other things, has unanimously:
•
determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Entasis and its stockholders (other than the Purchaser Parties);

•	approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger;
•	resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer; and
•	recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.
A more complete description of the reasons for the Entasis Board’s approval of the Offer and the Merger is set forth in Entasis’ Solicitation/Recommendation Statement on Schedule 14D-9.
Will you have the financial resources to make payment?
Yes, we will have sufficient resources available to us. We estimate that we will need approximately $55.9 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes, among other things, payment in respect of outstanding in-the-money options), and to pay related transaction fees and expenses at the Merger Closing.
See Section 9—“Source and Amount of Funds.”
What are the most significant conditions to the Offer?
The Offer is conditioned upon (collectively, the “Offer Conditions”):
(a)
there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer on or prior to the Expiration Time (as defined below) that number of Shares which, excluding any Shares beneficially owned by (a) Purchaser or Parent and (b) Manoussos Perros (the “Entasis CEO”), represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in causes (a) and (b) outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)
as of immediately prior to the Expiration Time no governmental entity of any competent jurisdiction shall have (x) enacted, issued, promulgated, enforced or entered any (A) order, writ, ruling, injunction, judgment, stipulation, determination, award or decree (“Order”), or (B) federal, state, provincial, local, municipal, multi-national or foreign law, statute, ordinance, rule, regulation, constitution, code, arbitration award, common law, franchise, license, requirement or permit (“Law”), or (y) taken any other action then in effect, in each case, whether temporary, preliminary or permanent, that has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger (the “Governmental Entity Condition”);

(c)
the representations and warranties of Entasis (A) set forth in Section 4.1 (Organization), Section 4.2(d) (Capitalization) and Section 4.3 (Company Subsidiaries) being true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) set forth in Section 4.9(b) (Absence of Certain Changes), and Section 4.24 (Brokers or Finders) being true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (C) set forth in the other subsections of Section 4.2 (Capitalization) being true and correct in all respects (other than de minimis accuracies) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (D) set forth in the Merger Agreement (other than those listed in the preceding clause (c)(A), (c)(B) and (c)(C)) being true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(D), where the failure of any such representations and warranties to be so true and correct does not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect (as defined herein);
(d)
Entasis not having failed to perform or comply in any material respect with any obligation, agreement, or covenant required to be performed or complied with by it under the Merger Agreement, in each case, on or prior to the Expiration Time;

(e)
Since the date of the Merger Agreement, there not having occurred any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(f)
Parent having received a certificate signed by a duly authorized officer of Entasis dated as of the Closing Date certifying on behalf of Entasis to the satisfaction of the conditions set forth in clauses (c), (d) and (e) above; and

(g)	the Merger Agreement not having been validly terminated in accordance with its terms.
The foregoing conditions are subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s right to extend, amend, or terminate the Offer in accordance with the provisions of the Merger Agreement.
Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, Parent and Purchaser shall not:
•	waive the Minimum Condition;
nor shall Parent or Purchaser, unless otherwise provided in the Merger Agreement or previously approved by Entasis in writing:
•	decrease the Offer Price or change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer;
•	impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to the Company’s stockholders;
•	amend any other term of the Offer in a manner that is materially adverse to the Company’s stockholders; or
•	extend or otherwise change the Expiration Time except as required or permitted under the Merger Agreement.
The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is terminated or withdrawn in accordance with its terms.
See Section 17—“Certain Conditions to the Offer.”
Is the Offer subject to any financing condition?
No. The Offer is not subject to any financing condition.
Have any Entasis stockholders agreed to tender their Shares?
Yes. As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into certain Tender and Support Agreements, dated as of the date of the Merger Agreement, with each of (i) certain directors of Entasis and (ii) TP GP A, LLC (clauses (i) and (ii), collectively the

“Supporting Stockholders” and such agreements, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Supporting Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Tender and Support Agreements.
See Section 8—“Certain Information Concerning Parent and Purchaser” and Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements.”
How do I tender my Shares?
If you hold your Shares directly as the registered owner, you can:
•
tender your Shares in the Offer by delivering (A) the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary (as defined herein), or (B) a completed and signed Letter of Transmittal indicating that you tender all of your Shares, together with any other documents required by the Letter of Transmittal, to the Depositary, or

•	(ii) tender your Shares by following the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase, not later than the Expiration Time.
The Letter of Transmittal is enclosed with this Offer to Purchase. If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”
How long do I have to decide whether to tender my Shares in the Offer?
You will have until 5:00 p.m. (New York City time) on July 7, 2022, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”) or the Offer is earlier terminated.
The date and time at which acceptance for payment of Shares pursuant to and subject to the conditions to the Offer occurs (the “Acceptance Time”), shall occur promptly following the Expiration Time (the date and time at which the Merger becomes effective, the “Effective Time”).
See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Time. Pursuant to Section 14(d)(5) of the the Securities Exchange Act of 1934, as amended (“Exchange Act”), Shares also may be withdrawn at any time after August 8, 2022, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.
See Section 4—“Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.
See Section 4—“Withdrawal Rights.”

Can the Offer be extended and under what circumstances?
Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:
•
if on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions in consecutive increments of not more than ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided, however, notwithstanding the above, if on the then-effective Expiration Time, the Minimum Condition has not been satisfied and a Change in Recommendation (as defined herein) has occurred prior to the then-effective Expiration Time and remains in effect, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer by only one period of no more than ten business days (the “Limited Extension”); and

•	Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or Nasdaq or its staff.
Purchaser shall not in any event be required to extend the Offer beyond the date on which the Merger Agreement is terminated in accordance with its terms.
Neither Parent nor Purchaser shall, however, terminate or withdraw the Offer prior to any scheduled Expiration Time, except in the event of the termination or withdrawal of the Merger Agreement in accordance with its terms.
See Section 1—“Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Computershare Trust Company, N.A., (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 a.m. (New York City time), on the next business day after the day on which the Offer was scheduled to expire.
See Section 1—“Terms of the Offer.”
If the Offer is completed, will Entasis continue as a public company?
If the Minimum Condition and the other Offer Conditions are satisfied, as soon as practicable following the Acceptance Time, we intend to effect the Merger. If the Merger takes place, Entasis will no longer be publicly traded. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.
See Section 15—“Certain Effects of the Offer.”
If the Merger Agreement is terminated, what will happen to the Offer?
In the event that the Merger Agreement is validly terminated, Purchaser shall (and Parent shall cause Purchaser to) (i) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer, (ii) not acquire any Shares pursuant to the Offer and (iii) cause the Depositary to return, in accordance with applicable Law, all Shares validly tendered and not validly withdraw pursuant to the Offer to the registered holders thereof.
See Section 1—“Terms of the Offer.”
If I decide not to tender, how will the Offer affect my Shares?
If the Offer is consummated and certain other conditions are met, the Merger will occur and each of the Shares outstanding prior to the Effective Time (other than Shares beneficially held by Parent, Purchaser, Entasis or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Entasis or by any stockholder of Entasis who validly exercises appraisal rights under the DGCL with respect to such Shares) will at the Effective Time be converted into the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”) and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. Appraisal rights are available under Section 262 of the DGCL.
See the “Introduction” to this Offer to Purchase and Section 15—“Certain Effects of the Offer.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to you in connection with the Offer. However, subject to and in accordance with the DGCL, holders of Shares will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and properly perfect their right to seek appraisal under the DGCL in connection with the Merger.
See Section 19—“Appraisal Rights; Rule 13e-3.”
What is the market value of my Shares as of a recent date?
On January 31, 2022, which was the last trading day prior to the date Parent’s original offer was made public, the reported closing sales price of the Shares on Nasdaq was $1.47. On June 6, 2022, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $2.18. The Offer Price represents a premium of approximately 50% over the January 31, 2022 closing stock price and a premium of approximately 1% over the June 6, 2022 stock price.
See Section 6—“Price Range of Shares; Dividends.”
What will happen to my stock options in the Offer?
The Offer is made only for Shares and is not made for any stock options to purchase Shares. Pursuant to the Merger Agreement, each option to purchase Shares (an “Option”) with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time (whether vested or unvested) will terminate and be cancelled immediately prior to the Effective Time and converted into the right to receive a lump sum cash payment equal in amount to (a) the number of Shares underlying such Option as of immediately prior to the Effective Time, multiplied by (b) an amount equal to (x) the Offer Price, minus (y) the exercise price of such Option, net of any taxes required to be withheld. Each Option with an exercise price greater than or equal to the Offer Price that is outstanding immediately prior to the Effective Time will terminate and be cancelled immediately prior to the Effective Time in exchange for no consideration.
See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans.”
What will happen to my restricted stock units in the Offer?
The Offer is made only for Shares and is not made for any restricted stock units of Entasis (the “Company RSU Awards”). Pursuant to the Merger Agreement, each unvested Company RSU Award that is outstanding immediately prior to the Effective Time will, automatically and without any action on the part of the holder thereof, terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive restricted stock units in respect of shares of Parent common stock, par value $0.01 per share (“Parent Stock”) (a “Replacement RSU Award”), pursuant to Parent’s 2012 Equity Incentive Plan (or a successor Parent equity incentive plan). The number of shares of Parent Stock subject to such Replacement RSU Awards will equal (x) the product of the number of Shares subject to such Company RSU Award immediately prior to the Effective Time and the Offer Price, divided by (y) the volume weighted average price for a share of Parent Stock on the Nasdaq Global Select Market for the ten business days prior to the Closing Date as displayed on Bloomberg (the “10-day Parent Stock VWAP”), with the number of shares then rounded up to the nearest whole share. The Replacement RSU Awards will generally have the same terms and conditions as were applicable to the corresponding Company RSU Award immediately prior to the Effective Time, except that (i) Parent may make changes that do not adversely impact the rights of the holder thereof if Parent determines in good faith that such changes are necessary for the administration of such awards, (ii) all of the Replacement RSU Awards will provide for full vesting upon a termination of the holder’s employment by Parent or any of its affiliates without

“cause” or a resignation by the holder for “Good Reason” (as each such term is defined in the corresponding Company RSU Award agreement or in the Company’s 2018 Equity Incentive Plan, as applicable), in either case that occurs on or prior to January 31, 2024, and (iii) any Replacement RSU Awards granted in respect of Company RSU Awards granted on either January 15, 2022 or February 24, 2022 (the “2022 Replacement RSU Awards”) will (subject to continued employment through the vesting date or accelerated vesting as contemplated in clause (ii) above) vest 25% on the first anniversary of the original grant date of the corresponding Company RSU Award, 50% on the earlier of (A) U.S. Food and Drug Administration approval of the new drug application for sulbactam-durlobactam (SULDUR, formerly ETX2514SUL), and (B) the one-year anniversary of the Closing Date, and 25% on the two-year anniversary of the original grant date of the corresponding Company RSU Award. Following the Effective Time, no Company RSU Award that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company RSU Award shall cease to have any rights with respect thereto, except the right to receive a Replacement RSU Award.
See Section 11—“The Merger Agreement; Other Agreements—Merger Agreement—Treatment of Options and Restricted Stock; Stock Plans.”
What are the material United States federal income tax consequences of tendering Shares?
The receipt of cash in exchange for your Shares pursuant to the Offer or the Merger generally will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws.
We urge you to consult your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.
See Section 5—“Certain United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.
Who should I call if I have questions about the Offer?
You may call D.F. King & Co., Inc. at (877) 478-5040 (Toll Free). D.F. King & Co. is acting as the information agent for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

To the Holders of
Shares of Common Stock of Entasis
INTRODUCTION
Innoviva Merger Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Innoviva, Inc. a Delaware corporation (“Parent”, and together with Purchaser, the “Purchaser Parties”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Entasis Therapeutics Holdings Inc., a Delaware corporation (the “Company” or “Entasis”) at a purchase price of $2.20 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as defined below), constitutes the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 23, 2022 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Entasis. The Merger Agreement provides, among other things, that as promptly as practicable following the acceptance for payment of Shares pursuant to and subject to the conditions to the Offer (the date and time of such acceptance, the “Acceptance Time”), and subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, Purchaser will be merged with and into Entasis (the “Merger”), with Entasis continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a direct wholly-owned subsidiary of Parent (the closing of the Merger, the “Merger Closing”, and the date of the Merger Closing, the “Closing Date”), in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”) without a vote of Innoviva. The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be on or prior to 5:00 p.m. (New York City time) on July 7, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, such date and time of the expiration of the Offer, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Time”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares beneficially owned by Parent, Purchaser, Entasis or any other direct or indirect wholly-owned subsidiary of Parent, Purchaser or Entasis, and (ii) Shares owned by stockholders who validly exercise appraisal rights under the DGCL with respect to such Shares, will be automatically converted into the right to receive an amount in cash equal to the Offer Price without interest (the “Merger Consideration”). As a result of the Merger, Entasis will cease to be a publicly traded company and will become wholly-owned by Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Entasis stock options, restricted stock units and warrants.
Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Offer is not subject to any financing condition. The Offer is conditioned upon, among other things, the satisfaction of (i) the Minimum Condition (as described below) and (ii) the Governmental Entity Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered and not withdrawn in accordance with the terms of the Offer on or prior to the 5:00 p.m. (New York City time) on July 7, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement, excluding any Shares beneficially owned (as defined in Rule 13d-3 under the the Securities Exchange Act of 1934, as amended “Exchange Act) by (a) the Purchaser Parties and (b) Manousses Perros (the “Entasis CEO”), represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in clauses (a) and (b) outstanding at the time of the expiration of the Offer. The Governmental Entity Condition requires that no governmental entity of any competent jurisdiction shall have (x) enacted, issued, promulgated, enforced or entered any (A) order, writ, ruling, injunction, judgment, stipulation, determination, award or decree (“Order”), or (B) federal, state, provincial, local, municipal, multi-national or foreign law, statute, ordinance, rule, regulation, constitution, code, arbitration award, common law, franchise, license, requirement or permit (“Law”), or (y) taken any other action then in effect, in each case, whether temporary, preliminary or permanent, that has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 17—“Certain Conditions to the Offer.”
After careful consideration, the Entasis board of directors (the “Entasis Board”), based on the recommendation of its Special Transactions Committee (the “Special Transactions Committee”), has unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Entasis and its stockholders (other than the Purchaser Parties); (ii) approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer; and (iv) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Recommendation”).
A more complete description of the Entasis Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in Entasis’ Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”) that is being furnished to stockholders in connection with the Offer. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth under “Item 4. The Solicitation or Recommendation – Recommendation of the Board.”
Entasis has advised Parent that, on June 3, 2022, (i) 47,851,779 Shares were issued and outstanding, (ii) 2,561,772 Shares were issuable upon the exercise of Options, and (iii) 2,625,025 Shares were subject to restricted stock units (the “Restricted Stock Units”). The Minimum Condition would be satisfied if at least 9,561,406 Shares are validly tendered and not withdrawn on or prior to the Expiration Time.
Pursuant to the Merger Agreement, at the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Entasis immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified.
If the Minimum Condition is met, Purchaser will have acquired a sufficient number of Shares after the Acceptance Time to approve the Merger without a vote of the stockholders of Entasis pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and lawful actions to cause the Merger to become effective as promptly as practicable following the Acceptance Time, without a meeting of the stockholders of Entasis, in accordance with Section 251(h) of the DGCL.
Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares in the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”
This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER
1.	Terms of the Offer.
Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Time and not withdrawn as permitted under Section 4—“Withdrawal Rights” (and in any event within one business day with respect to acceptance and three business days with respect to payment (in each case, calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) on or after the Expiration Time.
The Acceptance Time shall occur promptly following the expiration of the Offer (which is expected to be 5:00 p.m. (New York City time) on July 7, 2022, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement.
The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition, the Governmental Entity Condition and the other conditions described in Section 17—“Certain Conditions to the Offer.”
The Expiration Time may be extended in certain circumstances in accordance with the Merger Agreement, including (i) if on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions in consecutive increments of not more than ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided, however, notwithstanding the above, if on the then-effective Expiration Time, the Minimum Condition has not been satisfied and a Change in Recommendation has occurred prior to the then-effective Expiration Time and remains in effect, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer by only one period of no more than ten business days (the “Limited Extension”); and (ii) that Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or Nasdaq or its staff.
Subject to the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”), Parent and Purchaser expressly reserve the right to waive any Offer Conditions to increase the Offer Price or to make any other changes and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, Parent and Purchaser shall not (i) waive the Minimum Condition; nor shall Parent or Purchaser, unless otherwise provided in the Merger Agreement or previously approved by Entasis in writing: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the maximum number of Shares subject to or sought to be purchased in the Offer; (iii) impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to the Company’s stockholders; (iv) amend any other term of the Offer in a manner that is materially adverse to the Company’s stockholders; or (v) extend or otherwise change the Expiration Time except as required or permitted by the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m. (New York City time) on the next business day after the previously scheduled Expiration Time. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we extend the Offer, are delayed in our acceptance for payment of, or payment (whether before or after our acceptance for payment for Shares) for, Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act), which requires us to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to stockholders and investor response.
If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.
We do not intend to provide a subsequent offering period for the Offer, however the Offer may be extended pursuant to the Merger Agreement.
We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions have not been satisfied. See Section 17—“Certain Conditions to the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. Without limiting the generality of the foregoing, we may terminate the Merger Agreement if:
•	Entasis mutually agrees to terminate the Merger Agreement by written agreement;
•
any governmental entity having competent jurisdiction shall have (x) enacted, issued, promulgated, enforced or entered any Law or Order, in each case, which is then in effect, or (y) taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such Law, Order or other action shall have become final and nonappealable; provided, that neither Parent nor Purchaser’s breach of, or failure to fulfill, any of its obligations under the Merger Agreement has been the cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of any such Order or other action;

•
the Acceptance Time shall not have occurred by August 8, 2022 (the “Termination Date”); provided, that neither Parent nor Purchaser’s breach of, or failure to fulfill, any of its obligations under the Merger Agreement in any manner has been the cause of, or resulted in, in any material respect, the failure of the Acceptance Time to occur by the Termination Date;

•
there has been a breach or failure of any representation, warranty or covenant of Entasis set forth in the Merger Agreement that has given rise to or would reasonably be expected to give rise to the failure of certain of the Offer Conditions and as a result of such breach or failure, such condition is not capable of being satisfied prior to the Termination Date, or if capable of being cured, has not been cured within 30 days of the receipt by Entasis of written notice from Parent of such breach or failure stating Parent’s intention to terminate the Merger Agreement pursuant to its terms (or any shorter period of the time that remains between the date Parent provides written notice of such breach or failure and the Termination Date); provided, however, that, Parent is not itself in material breach of the Merger Agreement and such breach would result in Entasis having the right to terminate the Merger Agreement;

•	Entasis shall have effected a Change in Recommendation or shall have willfully breached the provisions relating to Acquisition Proposals (as defined below) under the Merger Agreement.
Entasis has provided us with Entasis’ stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Entasis’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.
Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 17—“Certain Conditions to the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not withdrawn pursuant to the Offer (and in any event within one Business Day with respect to acceptance and three business days with respect to payment (in each case, calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) on or after the Expiration Time. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 18—“Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) (A) the certificates evidencing such Shares (the “Share Certificates”) or (B) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.
On the terms of and subject to the conditions to the Offer, promptly (and in any event within one business day with respect to acceptance and three business days with respect to payment (in each case, calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act)) on after the Expiration Time, we will accept for payment, and pay for, all Shares validly tendered to us in the Offer and not validly withdrawn on or prior to the Expiration Time of the Offer. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.
If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.
3.	Procedures for Accepting the Offer and Tendering Shares.
Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.
Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer to Purchase, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) (A) Share Certificates evidencing such Shares or (B) a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.
The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.
Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).
Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as we shall determine. None of Purchaser, the Depositary, D.F. King & Co., Inc. (the “Information Agent”) or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Any determination made by us with respect to the terms and conditions to the Offer may be challenged by Entasis’ stockholders, to the extent permitted by law, and are subject to review by a court of competent jurisdiction.
Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Entasis’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.
We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Entasis’ stockholders.
Information Reporting and Backup Withholding. Payments made to U.S. Holders (as defined in Section 5—“Certain United States Federal Income Tax Consequences”) of Shares in the Offer or pursuant to the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, U.S. stockholders that do not otherwise establish an exemption should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a United States person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Foreign stockholders should submit an appropriate and properly completed IRS Form W-8 in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which IRS Form W-8 is appropriate.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a stockholder’s United States federal income tax liability, provided the required information is timely furnished in the appropriate manner to the IRS.
4.	Withdrawal Rights.
Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to 5:00 p.m. (New York City time) on the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after August 8, 2022, which is the 60th day after the date of the commencement of the Offer.
For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.
Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.
No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”
We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
5.	Certain United States Federal Income Tax Consequences.
The following is a summary of certain U.S. federal income tax consequences of the Offer and the Merger to U.S. Holders of Entasis whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. It does not address tax consequences applicable to holders of Options or Restricted Stock Units. The summary is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to stockholders of Entasis. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.
The summary applies only to U.S. Holders of Entasis in whose hands Shares are capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This summary does not address non-U.S., state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to stockholders who will actually or constructively own any stock of Entasis following the Offer and the Merger, or to special classes of taxpayers (e.g., non-U.S. taxpayers, regulated investment companies, real estate investment trusts, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes (including entities or arrangements treated as partnerships for U.S. federal income tax purposes), U.S. Holders whose functional currency is not the U.S. dollar, corporations that accumulate earnings to avoid U.S. federal income tax, U.S. holders who hold shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code, dealers in securities or non-U.S. currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, and stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights, or stock appreciation rights, as restricted stock, or otherwise as compensation.
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, or of any state or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons, within the meaning of Section 7701(a)(30) of the Code, have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.
If a partnership, or another entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds Shares, the tax treatment of the partnership and its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.
Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax consequences of the Offer and the Merger on a beneficial owner of Shares, including the application and effect of the alternative minimum tax and any state, local and non-U.S. tax laws and changes in any laws.
The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. In general, a U.S. Holder who exchanges Shares for cash pursuant to the Offer or the Merger will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received (determined before the deduction, if any, of withholding taxes) and the U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares is more than one year. Long-term capital gain recognized by non-corporate stockholders (including individuals) is generally eligible to be taxed at a preferential rate. In the case of Shares that have been held for one year or less, capital gain on the sale or exchange of such Shares generally will be subject to U.S. federal income tax at ordinary income tax rates. The deductibility of capital losses is subject to certain limitations.
For U.S. Holders that acquired Shares at different times or different purchase prices, gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger.
Non-corporate U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a Medicare tax at a rate of 3.8% rate on all or a portion of their net investment income, which may include net gain realized on the exchange of Shares for cash pursuant to the Offer or Merger. A U.S. Holder that is an individual, estate or trust should consult his, her or its tax advisors regarding the applicability of this Medicare tax to any gain realized on the exchange of Company capital stock for cash pursuant to the merger.
A U.S. Holder that exchanges Shares pursuant to the Offer or the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”
6.	Price Range of Shares; Dividends.
The Shares currently trade on The Nasdaq Global Market under the symbol “ETTX” and have been traded since September 26, 2018. Entasis advised Purchaser that, as of June 3, 2022, there were (i) 47,851,779 Shares issued and outstanding, (ii) 2,561,772 Shares issuable upon the exercise of stock options to purchase Shares, and (iii) 2,625,025 Shares subject to Restricted Stock Units.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period during which the Shares were listed publicly on a national stock exchange within the two preceding fiscal years, as reported on Nasdaq.
	High	Low
Year Ended December 31, 2022
First Quarter	$2.37	$1.40
Second Quarter (through June 6, 2022)	$2.19	$1.75
Year Ended December 31, 2021
First Quarter	$3.74	$1.95
Second Quarter	$3.21	$1.76
Third Quarter	$3.88	$2.21
Fourth Quarter	$3.47	$2.03
Year Ended December 31, 2020
First Quarter	$5.64	$1.75
Second Quarter	$4.00	$2.20
Third Quarter	$4.25	$2.04
Fourth Quarter	$2.93	$1.58
On January 31, 2022, which was the last trading day prior to the date Parent’s original offer was made public, the reported closing sales price of the Shares on NASDAQ was $1.47. On June 6, 2022, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $2.18. The Offer Price represents a premium of approximately 50% over the January 31, 2022 closing stock price and a premium of approximately 1% over the June 6, 2022 stock price.
According to Entasis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021, Entasis has never declared cash dividends on its Shares. Stockholders are urged to obtain a current market quotation for the Shares.
7.	Certain Information Concerning Entasis.
Except as specifically set forth herein, the information concerning Entasis contained in this Offer to Purchase has been taken from or is based upon information furnished by Entasis or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Entasis’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.
General. Entasis was founded in 2015 as a spin-out from AstraZeneca to discover, develop, and commercialize treatments for infections caused by antibiotic-resistant pathogens. Entasis’ principal offices are located at 35 Gatehouse Drive, Waltham, MA 02451 and its telephone number is (781) 810-0120. The following description of Entasis and its business has been taken from Entasis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and is qualified in its entirety by reference to such Form 10-K: Entasis is an advanced, late clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of targeted antibacterial products that address high unmet medical needs to treat serious infections caused by multidrug-resistant pathogens.
Available Information. The Shares are registered under the Exchange Act. Accordingly, Entasis is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Entasis’ directors and officers, their remuneration, Options, and Restricted Stock Units granted to them, the principal holders of Entasis’ securities, any material interests of such persons in transactions with Entasis and other matters, is required to be disclosed in Entasis’ periodic reports. Such information also will be available in the Schedule 14D-9 to the extent required to be reported under the rules and regulations of the SEC applicable to the Offer. Such reports and other information have been filed electronically by Entasis and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to Entasis or any of its subsidiaries or affiliates or for any failure by Entasis to disclose any events which may have occurred or may affect the significance or accuracy of any such information.
8.	Certain Information Concerning Parent and Purchaser.
Parent is a Delaware corporation formed on November 19, 1996 under the name Advanced Medicine, Inc., and began operations in May 1997. Parent later changed its name to Theravance, Inc. in April 2002, and to Innoviva, Inc. in January 2016. Purchaser is a Delaware corporation incorporated on April 22, 2022. Purchaser was formed solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring, financing and negotiating of the Offer and the Merger. Purchaser has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement and the financing provided by Parent in connection with consummation of the Offer pursuant to the terms of the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and Entasis will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger.
Purchaser is a wholly-owned subsidiary of Parent. Parent has a portfolio of royalties and other healthcare assets, including respiratory assets partnered with Glaxo Group Limited.
The office address of each of Purchaser and Parent is 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010, and the telephone number is (650) 238-9600. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the members, directors or executive officers of Purchaser and Parent are listed in Schedule I to this Offer to Purchase.
The nature of the affiliation among Innoviva and the Purchaser and Entasis is that Innoviva and its wholly-owned subsidiary, Innoviva Strategic Opportunities, LLC, collectively own 28,672,897 Shares, warrants to purchase an additional 28,672,897 Shares, and the Convertible Note (as defined below).
During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.
Except as described above or in Schedule I hereto, (i) none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty days. Notwithstanding the foregoing, in conjunction with entering into the Merger Agreement, Parent and Purchaser also entered into the Tender and Support Agreements (as described in Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements”) with each of the Supporting Stockholders (as defined in Section 11— “Merger Agreement; Other Agreements—Tender and Support Agreements”) that are parties to the Tender and Support Agreements, which parties in the aggregate, beneficially own 2.32% of the Shares as of the date of the Merger Agreement and Sponsors may be deemed to have beneficial ownership over such Shares under the Exchange Act and the rules promulgated thereunder, which define beneficial ownership in part as any person directly or indirectly through any contract having or sharing voting power with respect to an entity’s securities.
Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Entasis (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).
Except as set forth in this Offer to Purchase, none of Purchaser or Parent or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Entasis or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Entasis or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.
Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, have been filed electronically by Purchaser and Parent and are available for inspection at the SEC’s web site on the Internet at www.sec.gov.
9.	Source and Amount of Funds.
Purchaser believes that the financial condition of Parent, Purchaser and their respective affiliates is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because (i) Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger; (ii) the Offer is being made for all outstanding Shares solely for cash; (iii) if Purchaser consummates the Offer, Purchaser expects to acquire all remaining Shares for the same cash price in the Merger that was paid for Shares validly tendered and not withdrawn pursuant to the Offer; and (iv) Parent will provide Purchaser with the funds necessary to purchase and pay for any and all of the Shares tendered pursuant to the Offer and to consummate the Merger, per the terns of the Merger Agreement. The Offer is not subject to any financing condition.
Parent and Purchaser estimate that the total funds required to complete the Offer and the Merger and to pay related transaction fees and expenses will be approximately $55.9 million. Parent will provide Purchaser with the funds necessary to complete the Offer and the Merger and to pay related transaction fees and expenses at the Merger Closing. Parent will supply the needed funds from its working capital.
10.	Background of the Offer; Past Contacts or Negotiations with Entasis.
Background of the Offer.
Background of the Offer and the Merger.
The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, Innoviva, the Entasis Board, the Special Transactions Committee and any other applicable parties.
On April 12, 2020, the Company entered into a securities purchase agreement with Innoviva, pursuant to which the Company agreed to issue and sell to Innoviva, in a private placement (the “Initial Private Placement”), up to 14,000,000 newly issued Shares, and warrants to purchase up to 14,000,000 Shares, at a purchase price of $2.50 per Share. The Initial Private Placement occurred in two tranches. The closing of the first tranche occurred on April 22, 2020, at which time Innoviva purchased 1,322,510 Shares and warrants to purchase 1,322,510 Shares for an aggregate gross purchase price of approximately $3.3 million. The closing of the second tranche was subject to satisfaction of certain closing conditions, including the Company’s stockholders voting in favor of the issuance of the remaining 12,677,490 Shares and warrants to purchase an additional 12,677,490 Shares in order to satisfy Nasdaq requirements relating to the private placement of securities representing 20% or more of the Company’s outstanding Shares. Stockholders owning over 63% of the then outstanding Shares (and over 98%

of votes cast on the proposal) voted in favor of the Initial Private Placement at a special meeting of stockholders held on June 10, 2020. On June 11, 2020, the Company completed the closing of the second tranche of the Initial Private Placement for an aggregate gross purchase price of approximately $31.7 million. As a result of the closing of the second tranche of the Initial Private Placement, Innoviva owned approximately 51.3% of the outstanding Shares without giving effect to Shares issuable upon exercise of the warrants.
On April 22, 2020, in connection with the Initial Private Placement, the Company and Innoviva entered into an Investor Rights Agreement (the “Investor Rights Agreement”) providing, among other things, that for so long as Innoviva and its affiliates hold at least 15% of the outstanding Shares on a fully-diluted basis, Innoviva will have the right to designate two directors to the Entasis Board, and for so long as Innoviva and its affiliates hold at least 8% of the outstanding Shares on a fully-diluted basis, Innoviva will have the right to designate one director to the Entasis Board, in each case, subject to certain qualifications and conditions set forth in the Investor Rights Agreement. As of the date hereof, Innoviva has not exercised its right to designate any directors to the Entasis Board. However, since November 2021, a representative of Innoviva has sat as an observer of certain Entasis Board meetings. Innoviva’s board observer did not attend any discussions relating to transactions between the Company and Innoviva. The Investor Rights Agreement also provides for pro rata participation rights for Innoviva in certain offerings of securities by the Company (the “Preemptive Right”).
On August 27, 2020, following discussions between Innoviva and the Company regarding the Company’s capital needs, the Company entered into a securities purchase agreement with Innoviva and another investor, pursuant to which the Company agreed to issue and sell to the applicable investors, in a private placement (the “Second Private Placement”), an aggregate of 8,183,878 Shares at a purchase price per Share of $2.675, warrants to purchase up to 9,345,794 Shares, with each Share and warrant being issued and sold as a unit, for a per unit price of $2.675, and pre-funded warrants to purchase an aggregate of 1,161,916 Shares at a purchase price of $0.001 per Share. The aggregate gross proceeds to the Company from this transaction were approximately $25 million. The closing of the Second Private Placement occurred on September 1, 2020 and resulted in the issuance to Innoviva of 4,672,897 Shares and warrants to purchase 4,672,897 Shares at an exercise price of $2.675 per share. As a result of the Second Private Placement, Innoviva owned approximately 52.6% of the outstanding Shares without giving effect to Shares issuable upon exercise of the warrants.
On May 3, 2021, as part of the Company’s continuing capital raising efforts, the Company entered into a securities purchase agreement with Innoviva Strategic Opportunities LLC (“ISO”), a wholly owned subsidiary of Innoviva, pursuant to which the Company agreed to issue and sell to ISO, in a private placement (the “Third Private Placement”), up to 10,000,000 Shares and warrants to purchase up to 10,000,000 Shares, at a purchase price per Share of $2.00. The Third Private Placement occurred in two tranches. The closing of the first tranche occurred on May 3, 2021, at which time Innoviva purchased 3,731,025 Shares and warrants to purchase 3,731,025 Shares for an aggregate purchase price of approximately $7.5 million. The closing of the second tranche was subject to satisfaction of certain closing conditions, including the Company’s stockholders voting in favor of the issuance of the remaining 6,268,975 Shares and warrants to purchase an additional 6,268,975 Shares in order to satisfy Nasdaq requirements relating to the Third Private Placement representing 20% or more of the Company’s outstanding common stock. Stockholders owning over 59% of the then outstanding Shares (and over 99% of votes cast on the proposal) voted in favor of the Third Private Placement at a special meeting of stockholders held on June 10, 2021. On June 11, 2021, the Company completed the closing of the second tranche of the Third Private Placement for an aggregate gross purchase price of approximately $12.5 million. As a result of the closing of the second tranche of the Third Private Placement, Innoviva and its affiliates owned approximately 60.6% of the outstanding Shares without giving effect to Shares issuable upon exercise of the warrants.
During the spring and summer of 2021, the Company engaged in discussions with five global pharmaceutical companies to explore the potential acquisition of the Company or licensing of worldwide (excluding mainland China and the broader Asia-Pacific region, which are subject to an exclusive license under the License and Collaboration Agreement, dated April 25, 2018, by and between Zai Lab (Shanghai) Co., Ltd. and the Company) commercial rights with respect to sulbactam-durlobactam (“SUL-DUR”) or other strategic transactions. Two of these five global pharmaceutical companies entered into non-disclosure agreements with the Company and one of these five global pharmaceutical companies was already party to a non-disclosure agreement with the Company, in each case, to allow these parties to conduct due diligence on the Company and its product candidates. None of the non-disclosure agreements contained any standstill restrictions on the applicable counterparty. Of these three global pharmaceutical companies, one expressed potential interest in only one of the Company’s pipeline product candidates. The other two communicated interest in potentially acquiring the Company or partnering with the Company in connection with SUL-DUR and to that end, conducted due diligence regarding the Company and its pipeline product candidates.
During the summer of 2021, MTS Health Partners, L.P. (“MTS”) began assisting the Company in exploring a potential merger, consolidation, majority stock sale, substantial asset sale or other business combination transaction. On September 27, 2021, the Company executed an engagement letter with MTS for these services. This engagement letter was subsequently amended on February 11, 2022.
In addition to the five global pharmaceutical companies mentioned above, MTS reached out to 21 additional potential transaction counterparties operating in the healthcare, pharmaceutical and biotech sector to gauge their interest in pursuing a strategic transaction with the Company. Innoviva supported the Company’s pursuit of a transaction counterparty. Innoviva and its advisors made introductions to, or otherwise facilitated discussions with, at least 13 specialty pharmaceutical companies, including four that were also contacted by MTS, that may have been interested in a transaction with the Company. In addition, on several occasions, Innoviva informed the Company that Innoviva would be willing to support a transaction by providing additional capital to the Company post-acquisition. Following such outreach, seven of these additional potential transaction counterparties entered into non-disclosure agreements with the Company, none of which contained any standstill restrictions on the applicable counterparty, to allow these parties to conduct due diligence on the Company and its product candidates.
Recognizing the need for significant capital for the Company to complete clinical testing of the Company’s product candidates, to obtain FDA approval for the product candidates and commercialize the product candidates, on August 27, 2021, the Company entered into a Sales Agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. (“Cantor”) pursuant to which the Company could offer and sell Shares from time to time to or through Cantor by any method deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including sales made directly on The Nasdaq Global Market or sales made to or through a market maker other than on an exchange. Pursuant to the ATM Agreement, on October 21, 2021 the Company sold a total of 200,000 Shares, at a per Share purchase price of $3.25 (the “ATM Sale”). The ATM Sale resulted in an aggregate purchase price of $650,000. Innoviva did not participate in the ATM Sale. There have been no other sales under the ATM Agreement through the date hereof.
During October 2021, the Company and Cantor prepared for a potential capital raise following announcement of top-line data from the Company’s pivotal Phase 3 registration trial ATTACK (Acinetobacter Treatment Trial Against Colistin) for SUL-DUR, the first investigational drug to demonstrate efficacy in a 28-day all-cause mortality trial focused on carbapenem-resistant Acinetobacter infections. Although the topline results were positive, following the announcement of the data, the stock price did not meaningfully increase and the ATM Sale did not sufficiently increase the number of shares held by non-affiliates in order for the Company to exit certain limitations that apply to the use of Form S-3 registration statements by registrants with a public float of less than $75 million. As a result, the Company determined not to proceed with further sales of the Shares under the ATM Agreement or pursue another form of capital raise at that time.
On October 25, 2021, the Entasis Board established the Special Transactions Committee comprised of directors David Hastings, David Meek and Heather Berger, to assist the Entasis Board in exploring potential strategic transactions for the Company and to make recommendations to the Entasis Board with respect thereto.
During the last quarter of 2021 and the first quarter of 2022, each of the aforementioned global pharmaceutical companies and additional potential transaction counterparties identified through MTS’s outreach and Innoviva’s introductions concluded not to pursue an acquisition or partnering transaction for various reasons, including the significant financial commitment necessary to advance SUL-DUR through commercialization, other resource constraints and lack of strategic fit or priority.
During this same time, the Company continued discussions with Innoviva regarding the Company’s limited capital resources and the need for near-term financing.
In late January 2022, the Company was contacted by a hedge fund that had invested in the Company’s earlier financing rounds suggesting an equity placement of up to $15 million. On January 31, 2022, this investor proposed an issuance of 9,565,570 units, with each unit consisting of one Share and 1.25 warrants, at a five percent discount to the closing price of the Shares on January 31, 2022, which was $1.47, and that the Company extend by two years the expiration date of certain warrants issued to the investor in the Second Private Placement. The transaction, if consummated, would result in the issuance of 9,565,570 Shares and warrants to purchase an additional 11,956,250 Shares with an exercise price of $1.40 per Share (collectively, the “Financing Proposal”). Given the Company’s capital requirements, the Company continued to negotiate and discuss the terms of the Financing Proposal with the investor. On January 31, 2022, the Company communicated the Financing Proposal to Innoviva and noted that it planned to consummate the financing utilizing an exception to the Preemptive Right set forth in the Investor Rights Agreement that allowed the Company to issue securities without prior compliance with the Preemptive Right in exigent circumstances, provided that Innoviva would later be offered the ability to acquire the Shares that would have been available to Innoviva if the Preemptive Right had been exercised (the “Expedited Issuance Exception”).
Innoviva reviewed the Financing Proposal and informed the Company that Innoviva was considering making an offer to acquire the Company at a premium to the Company’s current trading price, although it had not made a final determination to make such an offer. Innoviva noted that consummation of the Financing Proposal would result in dilution to the Company’s stockholders given the current trading price of the Shares.
By letter dated February 1, 2022, Innoviva made a non-binding proposal to the Company to acquire all of the outstanding Shares not owned by Innoviva and its affiliates at a purchase price per Share of $1.80 in cash, representing a 23% premium to the closing price per Share on January 31, 2022 (such proposal, the “Innoviva Proposal”). The Innoviva Proposal was subject to a non-waivable condition requiring the transaction being approved by holders of a majority of the outstanding Shares owned or controlled by disinterested stockholders. On February 1, 2022, Innoviva amended its Statement of Beneficial Ownership on Schedule 13D, as filed initially with the SEC on April 23, 2020 and subsequently amended (as amended, the “Schedule 13D”), to reflect Innoviva’s submission to the Company of the Innoviva Proposal.
In connection with the Innoviva Proposal, and in order to allow the Company to effectively consider the Innoviva Proposal while continuing the Company’s product development and operations, Innoviva indicated that it was prepared to provide bridge financing to the Company in an amount not less than $15 million on terms more favorable to the Company’s minority stockholders than those described in the Financing Proposal (the “Bridge Financing”).
On February 2, 2022, the Company issued a press release confirming that it had received the Innoviva Proposal, noting that the Entasis Board did not include any members appointed by or affiliated with Innoviva and that the Company had retained MTS and Covington & Burling LLP (“Covington”) to assist the Entasis Board in its evaluation of the Innoviva Proposal and to explore alternatives. Despite the publicly available press release and the amendment to the Schedule 13D (and subsequent amendments), no third party acquisition proposals emerged.
On February 3, 2022, representatives of Willkie Farr & Gallagher LLP, counsel to Innoviva (“Willkie”), provided a draft term sheet to Covington outlining the terms of the Bridge Financing.
On February 4, 2022, the Entasis Board met by videoconference to consider, among other things, the Bridge Financing term sheet and the Innoviva Proposal. Representatives of Covington and MTS attended this meeting, during which representatives of Covington reviewed with the Entasis Board its fiduciary duties in connection with evaluation of the Innoviva Proposal and Bridge Financing from Innoviva.
Between February 3, 2022 and February 17, 2022, at the direction of the Company and Innoviva, respectively, Covington and Willkie exchanged drafts of the documentation for the Bridge Financing.
On February 11, 2022, the Entasis Board met to discuss, among other things, the status of negotiations regarding the Innoviva Proposal and the terms of the Bridge Financing. Representatives of Covington and MTS attended this meeting.
On February 17, 2022, the Company entered into a securities purchase agreement with ISO, pursuant to which the Company issued and sold to ISO, in a private placement which closed on February 18, 2022, a convertible promissory note with a principal amount of $15 million, convertible into (i) Shares at a conversion price of $1.48 per Share and (ii) warrants to purchase an equal number of Shares issued upon the conversion of the promissory note with an exercise price $1.48 per Share. The promissory note matures on August 18, 2022 and upon maturity is convertible into Shares at the election of the Company or Innoviva. If Innoviva acquires the Company prior to the maturity date, the convertible promissory note does not convert and no warrants are issuable.

On February 18, 2022, the Entasis Board met to consider, among other things, the Innoviva Proposal. Representatives of Covington and MTS attended this meeting. At this meeting, members of Company management also provided an update on the status of discussions with other third parties regarding a potential financing of the Company noting that the furthest advanced in terms of due diligence was Innoviva and that receiving an acquisition offer from any other third party appeared unlikely. The Entasis Board also discussed the additional financing that the Company would likely need to reach commercialization of SUL-DUR, its lead product candidate, and the likely insufficiency of any potential financing alternatives to achieve commercialization both due to the lack of alternatives available in the market and the likelihood that any such financing would require stockholder approval to satisfy Nasdaq requirements relating to the private placement of securities representing 20% or more of the Company’s outstanding Shares and the likely need to increase the number of authorized Shares in connection with such a financing.
Beginning on February 27, 2022, the Company provided Innoviva and its advisors access to a confidential virtual data room to conduct due diligence on the Company.
On March 10, 2022, the Entasis Board met by videoconference to discuss, among other things, the Company’s financial state and the status of discussions with Innoviva. Representatives of Covington and MTS attended this meeting. Members of management of the Company provided updates to the Entasis Board regarding, among other things, the Company’s development progress and necessary funding, employee retention concerns, and the Company’s efforts to develop alternatives to the Innoviva transaction, noting that no alternatives had been identified to date that appeared likely to result in a competing offer. David Meek, the Chairman of the Entasis Board, also provided the other members of the Entasis Board with an update regarding his ongoing discussion with Mark DiPaolo, a member of the Innoviva Board, regarding both the potential acquisition transaction and future financing, noting that Mr. DiPaolo indicated that Innoviva was focused on its proposal to acquire the Company and was not willing to provide further financing to the Company ahead of the closing of a transaction.
On March 11, 2022, the Company sent a letter to Innoviva insisting on the resolution of negotiations by March 18, 2022 and a commitment from Innoviva to further fund the Company both upon signing a definitive agreement, if applicable, and in the event a transaction is agreed but fails to close.
On March 15, 2022, Innoviva increased its offer to $2.00 per Share in cash and indicated it was unwilling at the time to commit to provide the Company with long-term financing. All other terms of the initial proposal remained unchanged. The Schedule 13D was further amended on March 15, 2022 to reflect submission of the revised offer.
On March 15, 2022, the Special Transactions Committee held a meeting by videoconference, to which the full Entasis Board was invited, to consider Innoviva’s revised offer. Representatives of Covington and MTS attended this meeting.
On March 18, 2022, the Entasis Board met by videoconference to, among other things, consider the status of the Innoviva offer. Representatives of Covington and MTS attended this meeting. Following discussion, the Board agreed that the Company would respond to Innoviva’s improved offer after receiving an initial draft merger agreement, which was expected over the coming days.
On March 21, 2022, Willkie sent Covington an initial draft Merger Agreement.
Between March 21, 2022 and March 25, 2022, the Company, together with representatives of Covington and MTS, considered the terms of the Merger Agreement and Covington prepared a revised draft of the Merger Agreement reflecting the Company’s positions, which revised draft was sent to Willkie on March 25, 2022. During this time, at the direction of the Company, MTS also had regular interactions with Moelis to communicate the Company’s position on several key points in the Merger Agreement, in particular to note that the Company would not accept an obligation to pay any termination fee in the event that the Merger did not close due to the Company’s stockholders not voting or tendering in favor of the Merger in sufficient amounts to achieve the satisfy the Minimum Condition, that the Company requested Innoviva agree to vote in favor of a superior proposal to acquire the Company, that the transaction be structured as a two-step tender offer and subsequent merger and that the Company have the ability to terminate the Merger Agreement upon a change in recommendation.
During the week of March 25, 2022, the Company’s and Innoviva’s advisors held regular discussions regarding the terms of the Merger Agreement and the other documentation that would be required to be executed in connection with the Merger Agreement. On April 1, 2022, Willkie sent a responsive markup of the Merger Agreement to Covington. In this draft, Innoviva agreed with the Company’s position that the transaction would be structured with a two-step tender offer and subsequent merger and removed the concept of the Company paying a termination fee upon any termination of the Merger Agreement. While Innoviva confirmed its prior indications that under certain circumstances Innoviva would support a transaction to sell the Company, Innoviva was unwilling to pre-agree to vote in favor of a superior proposal. In addition, Innoviva did not agree in this draft to provide the Company a right to terminate the Merger Agreement following a change in recommendation.
On April 4, 2022, representatives of Covington and Willkie discussed the remaining open terms in the Merger Agreement, and on April 7, 2022, Covington sent to Willkie an updated draft of the Merger Agreement. Between April 7, 2022 and April 12, 2022, Covington and Willkie drafted and negotiated various ancillary documents required in connection with signing of the Merger Agreement.
On April 12, 2022, Mr. Meek and Dr. Manoussos Perros held a videoconference with Pavel Raifeld, the Chief Executive Officer of Innoviva to discuss a number of matters related to the transaction, including termination provisions and employee retention.
As a follow up to this discussion, on April 13, 2022, representatives of the Company, MTS and Covington met by videoconference with representatives of Innoviva, Moelis and Willkie to further discuss employee retention matters.
On April 14, 2022, Willkie sent a revised draft Merger Agreement to Covington. In this draft Merger Agreement, Innoviva did agree that, if the Board changed its recommendation to Company stockholders (including if a superior proposal was identified) and the minimum tender condition was not satisfied upon expiration of the tender offer, Innoviva would only be entitled to extend the tender offer for one period of 10 business days. If the minimum tender condition was not satisfied following such extension, the Merger Agreement could be terminated by the Company.
On April 15, 2022, the Special Transactions Committee met by videoconference, to which meeting the full Entasis Board was invited, to discuss the status of the Innoviva proposal. Representatives of Covington and MTS attended this meeting. After discussion regarding the status of negotiations and the proposed deal terms, the Special Transactions Committee determined to convene again upon hearing back from Innoviva with their latest proposal.
On April 22, 2022 representatives of Willkie provided a proposal regarding employee retention to representatives of Covington, which was also communicated by representatives of Moelis to representatives of MTS.
On April 23, 2022, the Special Transactions Committee hosted a videoconference meeting, to which the full Entasis Board was invited, to discuss the latest proposal from Innoviva. Representatives of Covington and MTS attended this meeting. At this meeting, each of Mr. Meek, representatives of MTS and representatives of Covington summarized their latest conversations with Innoviva, representatives of Moelis and representatives of Willkie, respectively, with respect to the latest proposal from Innoviva. After discussion, the Special Transactions Committee directed representatives of Covington to make a proposal of revised terms to representatives of Willkie.
Between April 24, 2022 and April 27, 2022, representatives of Covington and MTS and Willkie and Moelis discussed the Merger Agreement terms.
On April 27, 2022, representatives of Covington sent to representatives of Willkie a revised draft Merger Agreement, reflecting, among other things, the Company’s latest proposal regarding employee retention matters.
Later on April 27, 2022, the Entasis Board held a videoconference meeting to discuss the status of the Innoviva transaction. Representatives of Covington and MTS attended this meeting. After discussion regarding deal terms and the Company’s lack of preferred alternatives, the Entasis Board directed management to reach final agreement on the remaining items in order to execute a transaction as quickly as possible.
Between April 27, 2022 and May 5, 2022, representatives of the Company, MTS and Covington discussed and negotiated deal terms with representatives of Innoviva, Moelis and Willkie, including in respect of potential additional financing for the Company to continue its operations in the ordinary course.

On May 5, 2022, Willkie sent to Covington documentation regarding a proposed $7 million secured financing Innoviva would be prepared to provide to the Company. In conversations with the Company regarding this financing, representatives from Innoviva conveyed a desire for additional protections in light of the Company’s cash needs and market conditions, and the potential for the Company to execute a capital raising transaction that at the time of such potential financing Innoviva, as the Company’s majority stockholder, may not believe is in the best interests of the Company’s stockholders. In addition to proposing that the financing be structured as a secured financing facility, Innoviva proposed to limit the application of the Expedited Issuance Exception. Innoviva also proposed that the Company grant Innoviva a right of first refusal on any asset sale or licensing transaction.
On May 6, 2022, representatives of Covington spoke to representatives of Willkie to express the Company’s concerns with the terms of the proposed senior secured debt financing and explain that the Company would expect any financing to be on the same terms agreed with respect Bridge Financing in February, other than potential reasonable limitations upon use of the proceeds from such a financing. Subsequent conversations ensued between the advisors to the Company and Innoviva during the course of the day and evening on May 6, 2022.
On May 6, 2022, the Special Transactions Committee held a videoconference meeting to discuss the senior secured debt financing proposal from Innoviva. Representatives of Covington and MTS attended this meeting. The Special Transactions Committee discussed the revised proposal, agreeing that the proposed terms for the financing were not acceptable. The Special Transactions Committee also discussed the limited other financing alternatives potentially available to the Company. After discussion, the Special Transactions Committee agreed that if the Innoviva transaction and subsequent financing could be concluded on the same terms as the terms of the Bridge Financing, such transaction and financing remained the most favorable option for the Company’s stockholders. The members of the Special Transactions Committee further agreed that the Company could forego the financing and avoid the restrictions Innoviva requested for alternative transactions if Innoviva would move expeditiously towards agreeing to a final price per Share and a definitive Merger Agreement. Following discussion, it was agreed that Mr. Meek would reach out to Mr. DiPaolo to convey the Company’s position.
Later on May 6, 2022, Mr. Meek reached out to Mr. DiPaolo and additional conversations took place between representatives of Covington and Willkie and MTS and Moelis. During these discussions, each of Mr. DiPaolo, Moelis and Willkie made clear to Mr. Meek and the Company’s advisors that in connection with a Merger Agreement, and regardless of whether Innoviva was providing any new financing to the Company, Innoviva would require the modifications to Innoviva’s rights for alternative capital raising transactions consistent with those discussed on May 5, 2022.
On May 7, 2022, the Entasis Board held a meeting to discuss the latest communications and terms proposed by Innoviva. At this meeting, representatives of Covington reviewed with the Entasis Board its fiduciary duties and the directors considered the terms of Innoviva’s offer and the Company’s options. At this meeting, the Entasis Board further discussed the limited other financing alternatives potentially available to the Company and discussed the unlikelihood of obtaining any financing that could fund the Company without subjecting the Company to onerous and dilutive terms.
Later in the day on May 7, 2022, Mr. Meek, together with representatives of Covington and MTS, convened a meeting with representatives of Innoviva, Willkie and Moelis. During this meeting, Mr. Meek explained that the Entasis Board had met and concluded that the right of first refusal being proposed by Innoviva was not something the Entasis Board was prepared to accept. Mr. Meek explained that the Entasis Board was still prepared to sign the Merger Agreement assuming agreement could be reached on price. Innoviva expressed its firm position that Innoviva required the modifications to the Preemptive Right and the right of first refusal with respect to an asset sale discussed above. At the conclusion of this meeting, Innoviva indicated that it believed the Company was sufficiently capitalized for the duration of the offer period and that Innoviva would not be providing any further bridge financing to the Company.
On May 8, 2022, the Entasis Board convened a meeting by videoconference. Representatives of Covington and MTS attended this meeting. At this meeting, Dr. Perros and the Entasis Board discussed the latest proposal from Innoviva.

On May 10, 2022, the Special Transactions Committee held a meeting. At this meeting, among other things, the members of the Special Transactions Committee discussed whether the Company could reach a compromise on the outstanding items in relation to the Merger Agreement with Innoviva. After discussion, it was agreed that the representatives of Covington would contact representatives of Willkie to discuss a potential modification of the Preemptive Right under the Investor Rights Agreement.
On May 11, 2022, representatives of Covington discussed with representatives of Willkie a potential amendment to the Investor Rights Agreement. During the course of May 11, 2022, representatives of Covington worked with representatives of the Company’s management to prepare proposed revisions to the Investor Rights Agreement, which proposal was sent to representatives of Willkie on May 12, 2022.
Willkie sent revisions to the proposed Investor Rights Agreement to Covington on May 13, 2022. During the week of May 15, 2022, representatives of Covington worked with management of the Company and representatives of Willkie to revise the amendment to the Investor Rights Agreement.
On May 18, 2022, the Entasis Board convened a meeting to discuss the transaction updates generally and the status of the Investor Rights Agreement amendment. The Entasis Board directed representatives of Covington to engage further with representatives of Willkie to finalize the terms of the Investor Rights Agreement amendment and the Merger transaction more generally.
From May 18, 2020 through May 21, 2020, Covington and Willkie exchanged drafts of the Investor Rights Agreement amendment, the Merger Agreement and the various other transaction documents.
During the morning of May 22, 2022, Innoviva delivered a letter to the Company indicating that Innoviva had largely completed its due diligence and was prepared to increase its offer to $2.20 per Share in cash, which Innoviva indicated represented its best and final offer.
On May 22, 2022, the Special Transactions Committee held a videoconference meeting. Representatives of Covington and MTS participating in the meeting. Representatives of Covington provided an overview of the negotiations of the Merger Agreement and a summary of the final proposed terms thereof and of the proposed amendment to the Investor Rights Agreement. Representatives of MTS reviewed for the Special Transactions Committee its financial analysis of the $2.20 per Share cash offer price and described the methodologies underlying its financial analyses. Representatives of MTS also described the fairness opinion it was prepared to provide to the Entasis Board. The Special Transactions Committee discussed and subsequently determined to recommend to the Entasis Board that it approve, adopt and declare advisable the Merger Agreement and the Investor Rights Agreement amendment and approve the execution, delivery and performance by the Company of the Merger Agreement and the Investor Rights Agreement amendment and the consummation of the transactions contemplated by the foregoing.
On May 22, 2022, following the meeting of the Special Transactions Committee, a meeting of the Entasis Board was convened, with all directors present. The directors were informed of the Special Transactions Committee’s recommendation. Representatives of Covington reviewed with the Entasis Board its fiduciary duties under Delaware law in connection with the Merger, as well as a summary of the final proposed draft of the Merger Agreement and the proposed amendment to the Investor Rights Agreement. A representative of MTS Securities, LLC (“MTS Securities”), an affiliate of MTS, then reviewed with the Entasis Board its financial analysis of the $2.20 per Share Offer Price to be received by the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of certain excluded shares as described in the written opinion as described below) pursuant to the Offer and the Merger, and MTS Securities then rendered to the Entasis Board its oral opinion (which was subsequently confirmed by delivery of a written opinion as of May 22, 2022) that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth in such written opinion, the Offer Price to be received by the holders of Shares (other than Innoviva, Merger Sub and their respective affiliates and holders of certain excluded shares as described in the written opinion) pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of the written opinion of MTS Securities sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by MTS Securities in connection with its opinion; for more information see “—Opinion of MTS Securities, LLC” below and Annex B. The Entasis Board discussed and subsequently resolved to, among other things: (i) approve, declare advisable and adopt the Merger Agreement; (ii) approve the execution, delivery and performance by the Company of the Merger Agreement and the amendment to the Investor Rights Agreement and the consummation of the transaction, including the Offer and the Merger, (iii) recommend that holders of the Shares accept the offer and tender their shares into the Offer, and (iv) approve the Merger Agreement and consummation of the transaction for purposes of Section 203 of the Delaware General Corporation Law.
During the morning of May 23, 2022, the Company and Innoviva executed the Merger Agreement and the amendment to the Investor Rights Agreement. Also during the morning of May 23, 2022, the Company and Innoviva issued a joint press release announcing the transaction. The Schedule 13D was further amended on May 23, 2022 to reflect the execution of the transaction documents.
On June 7, 2022 Merger Sub commenced the Offer and the Purchaser Parties filed the Schedule TO.
11.	The Merger Agreement; Other Agreements.
The Merger Agreement
The following summary of certain provisions of the Merger Agreement, and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.
The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement, but in no event more than ten business days thereafter (assuming the Company is prepared to file with the SEC and disseminate to the Company’s stockholders the Schedule 14D-9 on the same date as Innoviva Merger Sub, Inc. commences the Offer). The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment and pay for Shares validly tendered in the Offer is subject only to the satisfaction of the conditions described in Section 17—“Certain Conditions to the Offer.” Subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 17—“Certain Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, accept and pay for (subject to any applicable withholding taxes pursuant to the Merger Agreement) all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly on or after the Expiration Time. Pursuant to the Merger Agreement, unless extended or earlier terminated pursuant to and in accordance with the terms of the Merger Agreement, the Offer is initially scheduled to expire at 5:00 p.m., New York City time, on the 20th business day (for this purpose calculated in accordance with Section 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer (the “Initial Expiration Time”), but may be extended and re-extended as described below (the time and date to which the Offer has been so extended (the Initial Expiration Time or the Expiration Time).
Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, Parent and Purchaser shall not: waive the Minimum Condition; nor shall Parent or Purchaser, unless otherwise provided in the Merger Agreement or previously approved by Entasis in writing: (i) decrease the Offer Price or change the form of consideration payable in the Offer; (ii) decrease the maximum number of Shares subject to or sought to be purchased in the Offer; (iii) impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to the Company’s stockholders; (iv) amend any other term of the Offer in a manner that is materially adverse to the Company’s stockholders; or (v) extend or otherwise change the Expiration Time except as required or permitted by the Merger Agreement.
The Merger Agreement contains provisions to govern the circumstances in which Purchaser is permitted or required to, and Parent is permitted or required to cause Purchaser to, extend the expiration of the Offer. Specifically, the Merger Agreement provides that (i) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for the minimum period required by applicable Law, interpretation or position of the SEC or its staff or Nasdaq or its staff; or (ii) if, on the then-effective Expiration Time, the Minimum Condition has not been satisfied or any of the other Offer Conditions have not been satisfied or waived if permitted by the Merger Agreement, then Purchaser shall (and Parent shall cause Purchaser to) extend the Offer for one or more successive increments of up to ten business days each, or for such longer period as the parties may agree in writing in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Purchaser to waive any Offer Conditions, other than the Minimum Condition); provided, however, in the case of clause (ii) above and notwithstanding anything to the contrary in such provision, if on the then-effective Expiration Time, the Minimum Condition has not been satisfied and a Change in Recommendation has occurred prior to the then-effective Expiration Time and remains in effect, Purchaser shall, and Purchaser shall cause Purchaser to, extend the Offer in the Limited Extension. Purchaser shall not in any event be required to extend the Offer beyond the date on which the Merger Agreement is terminated in accordance with its terms.
If the Merger Agreement is validly terminated in accordance with its terms, Purchaser shall (and Parent shall cause Purchaser to) promptly (and in any event within 24 hours of such termination), irrevocably and unconditionally terminate the Offer (ii) not acquire any Shares pursuant to the Offer, and (iii) cause the Depositary to return, in accordance with applicable Law, all tendered Shares to the registered holders thereof.
The Merger. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the Effective Time, the Company and Purchaser shall consummate the Merger, pursuant to which:
•	Purchaser shall be merged with and into Entasis and the separate existence of Purchaser shall thereupon cease; and
•	Entasis shall continue its existence under the DGCL as the Surviving Corporation and shall continue to be governed by the laws of the State of Delaware.
The Merger shall be governed by Section 251(h) of the DGCL and the Parties shall take all necessary and appropriate action to cause the Merger to become, and the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Merger Closing, without a meeting of the Company’s stockholders, in accordance with Section 251(h) of the DGCL. The effect of the Merger shall be as provided in the Merger Agreement and the applicable provisions of the DGCL.
Unless the Merger Agreement has been terminated pursuant to its terms, the closing of the Merger (the “Closing”) will take place three business days after the satisfaction or waiver of all of the conditions set forth in Article VII of the Merger Agreement (other than conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”). Subject to the provisions of the Merger Agreement, at the Closing, the Company and Parent shall cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL, and the Merger will become effective at such time as the Certificate of Merger has been so duly filed or at such later date or time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the Effective Time of the Merger).
The obligations of the Company, on the one hand, and the Purchaser Parties, on the other hand, to consummate the Merger are subject to the satisfaction (or mutual waiver by the Company and the Purchaser Parties, if permissible under applicable Law) of the following conditions:
•	Merger Sub shall have accepted for payment all Subject Shares (as defined below); and
•
No governmental entity of any competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Order or Law or taken any other action which is then in effect (whether temporary, preliminary or permanent) that has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger or the other contemplated transactions under the Merger Agreement (the “Contemplated Transactions”).

None of Entasis, Parent, or Purchaser may rely on the failure of either of these conditions to be satisfied if such failure was caused by such Party’s failure to act in good faith and perform, in all material respects, any of its material obligations under the Merger Agreement.
Effect on Capital Stock. At the Effective Time:
•
Each Share not beneficially owned (having the meaning set forth in Rule 13d-3 under the Exchange Act) by the Purchaser Parties (the “Unaffiliated Shares”) outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled pursuant to provisions relating to the conversion of capital stock of Entasis under the Merger Agreement and (ii) Dissenting Shares (as defined herein)) shall, by virtue of the Merger and without any action on the part of the holder thereof or the Company or the Purchaser Parties, be converted into the Merger Consideration;
•
Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation;

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All Shares that are beneficially owned by the Purchaser Parties or held by the Company as treasury stock, in each case immediately prior to the Effective Time, shall, automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefore;

•
Each Share converted into the right to receive the Merger Consideration shall automatically cease to exist and the holders immediately prior to the Effective Time of Shares not represented by certificates (“Book-Entry Shares”) and the holders of certificates that, immediately prior to the Effective Time, represent Shares (the “Certificates”) shall cease to have any rights with respect to such Shares other than the right to receive, upon surrender of such Book-Entry Shares or Certificates in accordance with the terms of the Merger Agreement, the Merger Consideration for each such Share held by them.

Treatment of Warrants. At the Effective Time, and in accordance with the terms of that certain Common Stock Purchase Warrant, by and between the Company and Armistice Capital Master Fund Ltd., dated September 1, 2020 and for each warrant that is issued and outstanding immediately prior to the Effective Time, Parent shall issue a replacement warrant (each, a “Replacement Warrant”) to each holder thereof providing that such Replacement Warrant shall (i) be exercisable for a number shares of Parent common stock, par value $0.01 per share (“Parent Stock”), without interest, equal to: (a) the aggregate number of Shares in respect of such warrant; multiplied by (b) the Merger Consideration; divided by (c) the volume weighted average price for a share of Parent Stock on the Nasdaq Global Select Market for the ten business days prior to the Closing Date as displayed on Bloomberg (the “10-day Parent Stock VWAP”) and (ii) have a per share exercise price equal to (A) the current per share exercise price of such warrant; multiplied by (B) the 10-day Parent Stock VWAP; divided by (C) the Merger Consideration. From and after the closing, Innoviva shall cause the Surviving Corporation to comply with all of the terms and conditions set forth in each Replacement Warrant, including the obligation to make the payments contemplated thereby upon exercise thereof.
Treatment of Options. Each Option with an exercise price that is less than the Offer Price that is outstanding immediately prior to the Effective Time (whether vested or unvested) will terminate and be cancelled immediately prior to the Effective Time and converted into the right to receive a lump sum cash payment equal in amount to (a) the number of Shares underlying such Option as of immediately prior to the Effective Time, multiplied by (b) an amount equal to (x) the Offer Price, minus (y) the exercise price of such Option, net of any taxes required to be withheld. Each Option with an exercise price greater than or equal to the Offer Price that is outstanding immediately prior to the Effective Time will terminate and be cancelled immediately prior to the Effective Time in exchange for no consideration.
Treatment of Restricted Stock Units. Each unvested Company RSU Award that is outstanding immediately prior to the Effective Time will, automatically and without any action on the part of the holder thereof, terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a Replacement RSU Award pursuant to Parent’s 2012 Equity Incentive Plan (or a successor Parent equity incentive plan). The number of shares of Parent Stock subject to such Replacement RSU Awards will equal (x) the product of the number of Shares subject to such Company RSU Award immediately prior to the Effective Time and the Offer Price per Share, divided by (y) the 10-day Parent Stock VWAP, with the number of shares then rounded up to the nearest whole share. The Replacement RSU Awards will generally have the same terms and conditions as were applicable to the corresponding Company RSU Award immediately prior to the Effective Time, except that (i) Parent may make changes that do not adversely impact the rights of the holder thereof if Parent determines in good faith that such changes are necessary for the administration of such awards, (ii) all of the Replacement RSU Awards will provide for full vesting upon a termination of the holder’s employment by Parent or any of its affiliates without “Cause” or a resignation by the holder for “Good Reason” (as each such term is defined in the corresponding Company RSU Award agreement or in the Company’s 2018 Equity Incentive Plan, as applicable), in either case that occurs on or prior to January 31, 2024, and (iii) any Replacement RSU Awards granted in respect of Company RSU Awards granted on either January 15, 2022 or February 24, 2022 (the “2022 Replacement RSU Awards”) will (subject to continued employment through the vesting date or accelerated vesting as contemplated in clause (ii) above) vest 25% on the first anniversary of the original grant date of the corresponding Company RSU Award, 50% on the earlier of (A) U.S. Food and Drug Administration (“FDA”) approval of the new drug application for sulbactam-durlobactam (SULDUR, formerly ETX2514SUL), and (B) the one-year anniversary of the Closing Date, and 25% on the two-year anniversary of the original grant date of the corresponding Company RSU Award. Following the Effective Time, no Company RSU Award that was outstanding immediately prior to the Effective Time shall remain outstanding and each former holder of any such Company RSU Award shall cease to have any rights with respect thereto, except the right to receive a Replacement RSU Award.
Treatment of Stock Plan. Entasis shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board or the appropriate committee thereof) that may be necessary or required under the Company’s 2018 Employee Stock Purchase Plan (“ESPP”) and applicable laws to ensure that that the ESPP shall terminate in its entirety as of, and subject to, the Effective Time and no further rights shall be granted or exercised under the ESPP thereafter. From the date of the Merger Agreement through the Effective Time, the Company shall not permit there to be either a current payment period or any accumulated participant contributions under the ESPP.
Treatment of Company Equity Awards. Prior to the Effective Time, Entasis shall (i) take all actions necessary or appropriate to effectuate the treatment of any Option or Company RSU Award (the “Company Equity Awards”) contemplated by the equity awards provisions of the Merger Agreement, and (ii) deliver written notice to each holder of a Company Equity Award informing such holder of the effect of the Merger on the Company Equity Awards.
Adjustment to the Merger Consideration. The Merger Agreement provides that if at any time between the date of the Merger Agreement and the Effective Time any change in the number of outstanding Shares shall occur as a result of a reclassification, reorganization, recapitalization, stock split (including a reverse stock split), or combination, or any stock dividend or stock distribution with a record date during such period, the amount of the Merger Consideration as provided in the Merger Agreement shall be equitably adjusted to reflect such change.
Certificate of Incorporation and Bylaws. Under the Merger Agreement, at the Effective Time, (a) the Certificate of Incorporation of Entasis shall be amended and restated so as to read in its entirety as set forth in Exhibit C to the Merger Agreement, and as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the terms thereof and applicable Law; and (b) the bylaws of Purchaser as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that references to Purchaser’s name shall be replaced with references to the Surviving Corporation’s name, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and applicable Law.
Board of Directors and Officers at the Effective Time. Under the Merger Agreement, the Parties shall take all necessary action such that the directors of Purchaser at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws. The officers of Entasis at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.
Representations and Warranties. The Merger Agreement, which has been provided solely to inform Entasis’ stockholders of its terms and is not intended to provide any other factual information about Entasis, contains various representations and warranties made by Entasis to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Entasis. The assertions embodied in the representations and warranties contained in the Merger Agreement were made solely for purposes of the Merger Agreement and as of specific dates, were the product of negotiations among Entasis, Parent and Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement, including in a confidential disclosure letter that the parties exchanged in connection with the signing of the Merger Agreement. The confidential disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between Entasis, Parent and Purchaser, rather than establishing matters of fact. Furthermore, the representations and warranties may be subject to standards of materiality applicable to Entasis, Parent and Purchaser that may be different from those which are applicable to Entasis’ stockholders. Additionally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Entasis’ or Purchaser’s public disclosures. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Entasis, Parent or Purchaser. Except for the rights of Entasis’ stockholders to receive the Offer Price and/or the Merger Consideration, as applicable, and for the rights of the holders of Options, warrants and other restricted stock to receive the consideration specified in the Merger Agreement at the Effective Time, in each case in accordance with the terms of the Merger Agreement, stockholders and holders of Options, Restricted Stock Units and warrants are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Entasis, Parent or Purchaser or any of their respective subsidiaries or affiliates.
In the Merger Agreement, Entasis made customary representations and warranties to Parent and Purchaser with respect to, among other things:
•	the corporate organization, standing and power of Entasis and its subsidiaries;
•	Entasis’ and its subsidiaries’ capitalization;
•	the outstanding capital stock of Entasis’ subsidiaries;
•	Entasis’ corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;
•	the due execution and delivery by Entasis of the Merger Agreement and the enforceability of the Merger Agreement against Entasis;
•	Entasis’ Board’s actions in support of the Merger Agreement;
•	governmental filings and certain other governmental and other third party consents and approvals, and no violations of organizational or governance documents;
•	Entasis’ SEC filings and compliance with the applicable provisions of the Sarbanes-Oxley Act and the listing and governance requirements of Nasdaq;
•	Entasis’ financial statements, disclosure controls and internal controls;
•	the accuracy of information provided by Entasis for inclusion in certain SEC filings relating to the Offer;
•	the absence of undisclosed liabilities;
•	the absence of certain changes involving Entasis and its subsidiaries since certain specified dates;
•	the absence of material pending or threatened legal proceedings against Entasis or its subsidiaries;
•	the absence of an Order respecting Entasis or its subsidiaries, or a material Order prohibiting certain conduct by an officer of Entasis or its subsidiaries;
•	Entasis’ and its subsidiaries’ permits and compliance with applicable laws, including health care laws;
•	Entasis’ tests and preclinical and clinical trials;
•	Entasis’ and its subsidiaries’ tax matters;
•	Entasis’ and its subsidiaries’ material contracts;
•	Entasis’ and its subsidiaries’ intellectual property;
•	Entasis’ and its subsidiaries’ real property;

•	Entasis’ and its subsidiaries’ insurance;
•	Entasis’ and its subsidiaries’ employee benefit plans, ERISA matters and other employment benefit matters;
•	Entasis’ and its subsidiaries’ labor matters;
•	Entasis’ and its subsidiaries’ environmental matters;
•	certain regulatory matters regarding Entasis and its subsidiaries;
•	brokers’ and other advisors’ fees or commission payable by Entasis in connection with the Merger and related transactions;
•	an opinion delivered to the Entasis Board by MTS Securities;
•	state anti-takeover statutes; and
•	bank accounts.
Some of the representations and warranties in the Merger Agreement made by Entasis are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any effect that, individually or in the aggregate, has had, or would be reasonably expected to have, a material adverse effect on: (a) the business, condition, results of operations, liabilities or assets of Entasis and its subsidiaries (the “Acquired Companies”), taken as a whole, or (b) the ability of the Company to consummate Contemplated Transactions, including the Merger, in accordance with the terms of the Merger Agreement by the Termination Date; provided, however, that, for the purposes of clause (a), a Company Material Adverse Effect shall not be deemed to include effects (and none of the following either alone or in combination shall be taken into account in determining whether there has been or would be reasonably expected to be a Company Material Adverse Effect pursuant to clause (a) of this definition) resulting from (i) general economic or political conditions (or changes in such conditions), conditions in the global economy generally, securities, credit, financial or other capital market conditions, or conditions in the industries in which the Acquired Companies operate, (ii) any announcement of the Merger Agreement or the pendency of the Contemplated Transactions, (iii) any change in applicable Laws (or any interpretation or enforcement thereof) that are binding on any of the Acquired Companies, (iv) any change in GAAP or regulatory accounting requirements (or any interpretation or enforcement thereof), (v) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date hereof, (vi) any hurricane, tornado, flood, earthquake or other natural disaster, nuclear incidents, epidemics, pandemics (including COVID-19 and any variants or mutations thereof), other force majeure events and any general worsening of the foregoing after the date hereof, (vii) any failure, in and of itself, by the Company to meet any analysts’ estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company or any of its subsidiaries to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the effects giving rise to or contributing to such failures may constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect to the extent not excluded by this definition), (viii) compliance by the Company with the terms of, or any action taken or not taken by any of the Acquired Companies that is expressly required or prohibited by, the Merger Agreement, (ix) any change, in and of itself, in the market price or trading volume of the Company’s securities or in its credit ratings (it being understood that the effects giving rise to or contributing to such change may constitute, or be taken into account in determining whether there has been or would be, a Company Material Adverse Effect to the extent not excluded by this definition), (x) any supply chain disruption affecting the Company products, product candidates or preclinical or clinical studies or (xi) any action taken or not taken by or at the written request of a Purchaser Party; provided, further, however, that any effect referred to in clauses (i), (iii), (iv), (v), or (vi) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such effect has a disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses, and for clarity, only the incremental disproportionate effect of such effect may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to Entasis with respect to:
•	the corporate organization, standing and valid existence of Parent and Purchaser;
•	Parent’s and Purchaser’s respective power and authority relating to the Merger Agreement and the transactions contemplated thereby and required authorizations;
•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the validity and enforceability of the Merger Agreement against Parent and Purchaser;
•	required governmental approvals;
•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;
•	operations of Purchaser;
•	brokers’ and other advisors’ fees or commission payable by Parent or Purchaser based on arrangements made by Parent or Purchaser;
•	the independent investigation of Parent and Purchaser;
•	the non-reliance of Parent and Purchaser on Entasis’ estimates, projects, and other forecasts;
•	Parent’s financing commitment to Purchaser related to consummating the Offer, the Merger, and the other Contemplated Transactions under the Merger Agreement;
•	the absence of pending or, to the knowledge of Parent, threatened legal proceedings against Parent or Purchaser that would have, or reasonably be expected to have, a Parent Material Adverse Effect;
•	the absence of an Order against Parent or Purchaser that would have, or reasonably be expected to have, a Parent Material Adverse Effect; and
•	ownership of Entasis’ Shares.
Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any effect that, individually or in the aggregate, prevents or materially impedes, interferes with, hinders or delays or would reasonably be expected to prevent or materially impede, interfere with, hinder or delay (i) the consummation by the Purchaser Parties of the Offer, the Merger or any of the other Contemplated Transactions or (ii) the compliance by each of Parent and Purchaser of each of their respective obligations under the Merger Agreement.
None of the representations or warranties contained in the Merger Agreement survives the consummation of the Merger or the termination of the Merger Agreement.
Interim Operations. During the period from the date of the Merger Agreement through the Closing or the date, if any, on which the Merger Agreement is earlier validly terminated pursuant to the termination provisions of the Merger Agreement (the “Pre-Closing Period”), except (w) as may be required by applicable Law (x) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (y) as required or specifically contemplated by the Merger Agreement, or (z) as set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement, the Company shall use reasonable best efforts to (i) ensure that the business and operations of the Acquired Companies (including the clinical and regulatory work) shall be conducted in the ordinary course of business consistent with past practices and (ii) preserve each Acquired Company’s business organizations, assets and properties, and relationships with their respective suppliers, licensors, employees and other business relationships. Without limiting the generality of the foregoing, except (A) as may be required by applicable Law, (B) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), (C) as required or specifically contemplated by the Merger Agreement, or (D) as set forth in the confidential disclosure letter provided to Purchaser and Parent with the Merger Agreement, during the Pre-Closing Period, none of the Acquired Companies will:
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offer, issue, deliver, sell, grant, dispose of, pledge or otherwise encumber, or authorize or propose the offering, issuance, delivery, sale, grant, disposition, pledge or encumbrance of (i) except pursuant to a plan or awards outstanding under the ESPP on the date hereof, any shares of capital stock of any class or any other ownership interest of any of the Acquired Companies, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock or any other ownership interest of any of the Acquired Companies, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any other ownership interest of any of the Acquired Companies or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock or any other ownership interest of any of the Acquired Companies (collectively, the “Equity Interests”) or (ii) any other securities of any of the Acquired Companies in respect of, in lieu of, or in substitution for, common stock outstanding on the date hereof;
•	redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock or other securities of any Acquired Companies;
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split, combine, subdivide or reclassify any capital stock or other Equity Interests of any of the Acquired Companies or declare, accrue, set aside for payment or pay any dividend in respect of any outstanding capital stock or other Equity Interests of any of the Acquired Companies or otherwise make any payments to any such holders in their capacity as such;

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acquire, sell, lease, license, transfer, encumber or dispose of, or agree to acquire, sell, lease, license, transfer, encumber or dispose of, any material assets, properties or rights, other than in the ordinary course of business;

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(i) incur, create, issue or assume any indebtedness or guarantee or otherwise become liable for any indebtedness (including increasing the indebtedness under contracts in existence as of the date hereof); (ii) voluntarily create any encumbrances on any property or assets of any of the Acquired Companies; or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than loans among any of the Company and any wholly owned subsidiary of the Company;

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(i) except as required by applicable Law or the terms of a plan in effect as of the date hereof, increase the compensation or benefits of any employee, director or individual independent contractor of Entasis or any of its subsidiaries, (ii) accelerate the vesting or payment of any compensation or benefits of any employee, director or individual independent contractor of Entasis or any of its subsidiaries, except as expressly contemplated in the equity awards provisions of the Merger Agreement, (iii) enter into, amend or terminate any plan (or any plan, program, agreement or arrangement that would be a plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (iv) fund any payments or benefits that are payable or to be provided under any plan, except as required by the terms of such plan or applicable Law, (v) terminate without “cause” any employee with an annual base salary in excess of $75,000 or any director or individual independent contractor of Entasis or any of its subsidiaries, (vi) make any loan to any employee, director or individual independent contractor of Entasis or any of its subsidiaries (other than advancement of expenses in the ordinary course of business consistent with past practices), or (vii) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization; or (viii) permit any payment period to be in effect under the ESPP, permit any participant contributions to be made or accumulated under the ESPP, or authorize or commence any new payment period under the ESPP;

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terminate, modify, assign or amend, or waive or assign any material rights under, any material contract of the Acquired Companies, or enter into or become bound by any contract that would be a company material contract of the Acquired Companies under the terms of the Merger Agreement if in existence on the date hereof, in each case, other than in the ordinary course of business consistent with past practice;

•	change any of its material accounting principles, practices or methods unless required by Law or GAAP;
•	amend or permit the adoption of any amendment to the organizational documents or to the charter or other organizational documents of any of the other Acquired Companies, or form any subsidiary;

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acquire any equity interest or other interest in any other entity or effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

•	authorize or make any commitment with respect to any material capital expenditure that is not budgeted in Entasis’ current plan approved by the Entasis Board as of the date hereof;
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except in the ordinary course of business consistent with past practices, (i) make or change any material tax election, (ii) adopt or change any material method of tax accounting, (iii) file any material amended tax return, (iv) enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement relating to any material tax, (v) surrender the right to claim a material tax refund, (vi) settle or compromise any claim, notice, audit report, or assessment in respect of any material tax, (vii) consent to any waiver of the statute of limitations period applicable to any material tax claim or assessment, (viii) request any material tax ruling, (ix) fail to pay any material tax when such tax becomes due and payable, or (x) prepare any tax returns in a manner which is not consistent with the past custom and practice with respect to the treatment of such items on such tax returns;

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commence any legal proceeding, except (A) as required with respect to continuation of legal proceedings previously commenced and routine collection matters and other matters in the ordinary course of business consistent with past practices; or (B) legal proceedings in connection with the Merger Agreement, the Support Agreements and the Contemplated Transactions;

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subject to the stockholder litigation provisions of the Merger Agreement, waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise any material legal proceeding;

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extend, renew or enter into any contracts containing non-compete or exclusivity provisions that (A) would materially restrict or limit the operations of any of the Acquired Companies or (B) apply to any current or future affiliates of Entasis, the Surviving Corporation or Parent;

•	other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or terminate or fail to renew any material existing insurance policies;
•	waive, terminate or allow to lapse any material intellectual property rights owned by Entasis or its subsidiaries;
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authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger (other than the Merger), consolidation or other reorganization (other than reorganizations involving only wholly owned subsidiaries of Entasis which would not result in a material increase in the tax liability of any of the Acquired Companies); or

•	agree, authorize or commit to take, or adopt any resolutions of the Board in support of, or enter into any contract, to do any of the foregoing.
Access to Information. The Merger Agreement requires that during the Pre-Closing Period, upon reasonable notice, the Acquired Companies shall (and shall cause the respective representatives of the Acquired Companies to): upon reasonable advance notice, in a manner not unreasonably disruptive to the operations of the business of the Acquired Companies (a) provide representatives of Parent reasonable access, to the properties (only to the extent Company has access to such properties), books, records, tax returns, work papers and other documents and information relating to the Acquired Companies and (b) provide reasonable access to the Acquired Companies’ respective representatives and personnel, to the extent such individuals are not members of the Purchaser Parties and any of their affiliates, in each case, for purposes of preparing for the consummation of the Contemplated Transactions; provided, that nothing in the Merger Agreement shall require any of the Acquired Companies to disclose any information to the Purchaser Parties if such disclosure would, in the reasonable judgment of Entasis, (i) violate applicable Law or (ii) waive or forfeit any attorney-client or other legal privilege; provided, further, that all information provided by the Acquired Companies pursuant to the Merger Agreement shall be confidential information subject to the confidentiality provisions of the Investor Rights Agreement.

Acquisition Proposals and the Entasis Board’s Recommendation. Under the Merger Agreement, an “Acquisition Proposal” means, other than the Contemplated Transactions, any inquiry, offer or proposal from, or any indication of interest in making an offer or proposal by, any third party relating to any transaction or series of related transactions (other than the Contemplated Transactions), involving any: (a) direct or indirect acquisition of assets of the Company or its subsidiaries (including any voting equity interests of subsidiaries) equal to 15% or more of the fair market value of the Company’s and its subsidiaries’ consolidated assets including the acquisition of the Company’s sulbactam-durlobactam assets; (b) direct or indirect acquisition of 15% or more of the voting equity interests of the Company or any of its subsidiaries whose business constitutes 15% or more of the fair market value of the Company’s and its subsidiaries’ consolidated assets or the Company’s sulbactam-durlobactam assets; (c) tender offer or exchange offer that if consummated would result in any person or group (as defined in Section 13(d) of the Exchange Act) beneficially owning (within the meaning of Section 13(d) of the Exchange Act) 15% or more of the voting power of the Company; (d) merger, consolidation, other business combination, or similar transaction involving the Company or any of its subsidiaries, pursuant to which such person or group (as defined in Section 13(d) of the Exchange Act) would own 15% or more of the consolidated net revenues, net income, or assets of the Company and its subsidiaries, taken as a whole; (e) liquidation, dissolution (or the adoption of a plan of liquidation or dissolution), or recapitalization or other significant corporate reorganization of the Company or one or more of its subsidiaries which, individually or in the aggregate, generate or constitute 15% or more of the consolidated net revenues, net income, or assets of the Company and its subsidiaries, taken as a whole; or (f) any combination of the foregoing.
Under the Merger Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal made following the date of the Merger Agreement which did not arise from a breach of the provisions related to Acquisition Proposals in the Merger Agreement, with all references to “15%” in the definition of Acquisition Proposal increased to “50%”, that the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all terms and conditions of such Acquisition Proposal, is more favorable from a financial point of view, to holders of Unaffiliated Shares than the Contemplated Transactions (after taking into account any changes to the Merger Agreement proposed by Parent in connection with the exercise of its rights in response to such Superior Proposal pursuant to the terms of the Merger Agreement).
Under the Merger Agreement, “Intervening Event” means any material change in circumstances with respect to, and specific to, the Company after the date hereof that materially improves the business, assets, or operations of the Company and was (a) not actually known to, or reasonably expected by, the Entasis Board as of the date hereof (or if actually known or reasonably expected, the consequences of which were not actually known or reasonably expected); and (b) does not relate to any Acquisition Proposal; provided, that none of (i) any changes, in and of itself, in the market price, credit ratings or trading volume of the Shares, (ii) the fact that, in and of itself, the Company meets or exceeds internal or published projections, budgets, forecasts, estimates or timelines, (iii) communications from, or granting of any approvals or permits by, the FDA or any other governmental entity or (iv) the results of, or information related to, any clinical trial or study related to the Company’s products, in and of itself, will constitute an Intervening Event.
The Merger Agreement requires that subject to certain restrictive covenants, and except for actions or omissions taken by or at the written direction of any Purchaser Party, during the Pre-Closing Period, Entasis and the other Acquired Companies shall not, and Entasis and the other Acquired Companies shall use their reasonable best efforts to cause their respective officers, directors, employees and their respective third party representatives, not to, directly or indirectly:
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solicit or initiate, or knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal or the making of any inquiry or proposal that would reasonably be expected to lead to any Acquisition Proposal;

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furnish any nonpublic information regarding, or afford access to, the properties, books or records of any of the Acquired Companies to any person with the intent to facilitate or encourage an Acquisition Proposal;

•	engage in discussions or negotiations with any person relating to any Acquisition Proposal;
•	approve, endorse, recommend or enter into any agreement in principle, letter of intent, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal;

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amend or grant any waiver or release under any standstill or similar agreement or approve any transaction under, or permit any Third Party to become an “interested stockholder” under, Section 203 of the DGCL; or

•	resolve to propose, agree or publicly announce an intention to do any of the foregoing.
Anything in the Merger Agreement to the contrary notwithstanding, at any time prior to the Merger Closing, (i) Entasis may furnish nonpublic information regarding the Acquired Companies to, afford access to, and engage in discussions or negotiations with, any person or group of persons in response to a bona fide unsolicited Acquisition Proposal submitted to Entasis or the Board by such person or group after the date hereof that the Board concludes in good faith, after consultation with outside legal counsel and Entasis’ financial advisor, constitutes or is reasonably likely to lead to a Superior Proposal if (A) such Acquisition Proposal did not result from a breach of Section 6.3 of the Merger Agreement; (B) the Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law; (C) (x) prior to furnishing nonpublic information regarding the Acquired Companies Entasis receives from such person or group of persons an executed Acceptable Confidentiality Agreement and (y) prior to taking any of the above actions with such person or group of persons, Entasis shall have given Parent prior written notice setting forth the identity of such person or group of persons, and Entasis’ intention to furnish nonpublic information to, or enter into discussions with, such person or group of persons; and (D) concurrently with furnishing any such nonpublic information to such person or group of persons, Entasis furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished or made available by Entasis to any Purchaser Party); and (ii) following the receipt of an Acquisition Proposal, the Board may contact the person or group of persons who has made such Acquisition Proposal to clarify and understand the terms and conditions thereof.
At any time prior to the Merger Closing, Entasis shall promptly (and in no event later than one business day after receipt of such Acquisition Proposal) advise Parent orally and in writing of the receipt by Entasis of any Acquisition Proposal or any inquiry that would reasonably be expected to lead to an Acquisition Proposal (including the identity of the person or group of persons making or submitting such Acquisition Proposal, and details of the material terms and conditions thereof). Entasis shall keep Parent promptly (and in no event later than one business day after receipt by Entasis) and reasonably informed with respect to (i) the status of any such Acquisition Proposal and (ii) the status, any material developments and terms of any material modification thereto. Entasis agrees that it will not enter into any agreement with any person subsequent to the date hereof that prohibits Entasis from providing any information or materials to Parent in accordance with, or otherwise complying with notification requirements under the Merger Agreement.
Entasis shall immediately cease and cause to be terminated any discussions existing as of the date of the Merger Agreement with any person or group of persons that relate to any Acquisition Proposal and, from and after the date of the Merger Agreement, take such action as is reasonably necessary to enforce (x) any confidentiality provisions or provisions of similar effect to which the Acquired Companies is a beneficiary and (y) the provisions of any standstill agreement or similar agreement.
Subject to the terms described below, the Entasis Board made the Company Recommendation.
During the Pre-Closing Period, neither Entasis nor the Board (in accordance with no recourse terms of the Merger Agreement) nor any committee thereof shall (i) withhold, withdraw, amend, qualify or modify, in a manner adverse to the Purchaser Parties, the Company Recommendation, (ii) adopt, approve or recommend any Acquisition Proposal, (iii) fail to include the Company Recommendation in the Offer Documents or fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement on Schedule 14D-9 as promptly as practicable after the commencement of such Acquisition Proposal (but in any event within ten business days following such commencement), (iv) following receipt of an Acquisition Proposal, fail to reaffirm its approval or recommendation of the Merger Agreement and the Merger within five business days after receipt of any reasonable request to do so from Parent or (v) resolve or agree to take any of the foregoing actions or publicly propose to do any of the foregoing (any of the actions or events described in clauses (i) through (v), a “Change in Recommendation”). Notwithstanding anything in the Merger Agreement to the contrary, at any time prior to the Merger Closing, if (A) in response to an Intervening Event, the Board determines in good faith, after consultation with its outside legal counsel and financial advisor, and after considering all relevant factors, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law or (B) in response to the receipt by Entasis of an unsolicited bona fide Acquisition Proposal, the Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and after considering all relevant factors, that such Acquisition Proposal constitutes a superior proposal and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Board may make a Change in Recommendation in respect of such Intervening Event or such superior proposal, as the case may be. The Board may make a Change in Recommendation, only if (i) the Board has notified Parent in writing of its intent to take such action (any such notice, a “Change in Recommendation Notice”), which notice shall be provided at least five business days in advance of such action (and the Purchaser Parties shall keep the contents of such Change in Recommendation Notice confidential until such Change in Recommendation is made public by Entasis) and, if delivered in connection with a (A) superior proposal, contain the identity of the person making the superior proposal, specify the material terms of the superior proposal and contain a copy of the material documents or agreements providing for the superior proposal or (B) Intervening Event, contain a reasonably detailed description of such Intervening Event; provided, that it is agreed that the provision of such Change in Recommendation Notice to Parent, in each case, shall not constitute a Change in Recommendation; (ii) if requested by Parent, Entasis shall, and shall cause its representatives to, for a period of at least four business days following receipt by Parent of the Change in Recommendation Notice (such time period, the “Notice Period”), negotiate with Parent and any representative of Parent in good faith (to the extent Parent desires to negotiate) to permit Parent to propose amendments to the terms and conditions of the Merger Agreement and the Contemplated Transactions (a “Parent Proposal”); (iii) following the Notice Period, and taking into account any Parent Proposal received during the Notice Period, the Board shall have considered in good faith such Parent Proposal, if any, and shall have determined, in respect of such superior proposal, that the superior proposal would continue to constitute a superior proposal or, in respect of such Intervening Event, the failure to make a Change in Recommendation with respect to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law, if the revisions proposed in such Parent Proposal, if any, were to be given effect; and (iv) such superior proposal did not result from a breach of Section 6.3 of the Merger Agreement. Entasis acknowledges and agrees that, in connection with a Change in Recommendation Notice delivered in connection with an Acquisition Proposal that is determined to be a superior proposal, each successive material modification to the financial terms of such Acquisition Proposal shall be deemed to constitute a new Acquisition Proposal for purposes of Section 6.3(e) of the Merger Agreement and shall trigger a new Notice Period, except that the Notice Period shall be at least three business days (instead of four business days otherwise contemplated by clause (ii) above).
Nothing contained in the Merger Agreement shall prohibit Entasis or the Board or any committee thereof from (i) making any disclosure to Entasis’ stockholders if the Board or any committee thereof has determined in good faith that the failure to do so would be inconsistent with applicable Law (including fiduciary duties) or (ii) complying with Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal (or any similar communication to its stockholders in connection with the making or amendment of a tender offer or exchange offer); provided, that any such action taken or statement made that relates to an Acquisition Proposal shall not be deemed to be a Change in Recommendation if the Board reaffirms the Company Recommendation in such statement or in connection with such action. During the Pre-Closing Period, upon the written request by Parent (A) following any disclosure specified in clauses (i) or (ii) above or (B) in the event an Acquisition Proposal has been publicly announced, the Board shall expressly publicly reaffirm the Company Recommendation within five business days following such request, and failure to do so shall be deemed to be a Change in Recommendation.
Directors’ and Officers’ Insurance and Indemnification. The Merger Agreement provides for certain indemnification rights in favor of Entasis’ and its subsidiaries’ current or former directors and officers. Specifically, from and after the Effective Time, the Merger Agreement requires that Parent shall cause the Surviving Corporation to indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Acquired Companies (each, an “Indemnified Party”) in respect of acts or omissions in their capacity as an officer or director of any of the Acquired Companies or any of their respective predecessors or as an officer, director, fiduciary or agent of another enterprise if the Indemnified Party was serving in such capacity at the request of any of the Acquired Companies or any of their respective predecessors, in any case occurring at or prior to the Effective Time, to the fullest extent permitted by the DGCL or any other applicable Law or provided under the organizational documents or any other agreement set forth on the confidential disclosure letter provided to Parent and Purchaser with the Merger Agreement. In the event of any threatened or pending legal proceeding to which an Indemnified Party is, has been or becomes a party or with respect to which an Indemnified Party is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Party is or was an officer or director of any of the Acquired Companies or any of their respective predecessors or is or was serving at the request of any of the Acquired Companies or any of their respective predecessors as an officer, director, fiduciary or agent of another enterprise (including any legal proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to the Merger Agreement and the transactions and actions contemplated thereby), Parent shall cause the Surviving Corporation (i) to advance reasonable and documented fees, costs and expenses (including reasonable and documented attorney’s fees and disbursements) incurred by each Indemnified Party in connection with and prior to the final disposition of such legal proceedings, such fees, costs and expenses to be advanced within ten business days of receipt by Parent or the Surviving Corporation from the Indemnified Party of a written request therefor, provided that such Indemnified Party delivers an undertaking to the Surviving Corporation, agreeing to repay such advanced fees, costs and expenses if it is determined by a court of competent jurisdiction in a final nonappealable Order that such Indemnified Party was not entitled to indemnification with respect to such fees, costs and expenses and (ii) not to settle, compromise or consent to the entry of any judgment in any legal proceeding in which indemnification could be sought by such Indemnified Party thereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such legal proceeding or such Indemnified Party otherwise consents in writing. For clarity, the indemnification therein shall also pertain to any retentions or deductibles under the D&O Insurance (as defined herein).
The Merger Agreement additionally requires that for six years following the Effective Time, Parent shall cause all provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding (i) elimination of liability of directors, (ii) indemnification of officers, directors and employees and (iii) advancement of expenses, in each case, to be no less advantageous to the intended beneficiaries than the corresponding provisions of the organizational documents in existence on the date of the Merger Agreement.
The Merger Agreement also provides for certain insurance rights in favor of Entasis’ and its subsidiaries’ current and former directors and officers. The Merger Agreement requires that Entasis purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by Entasis and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the Contemplated Transaction; provided, however, that the premium amount to be paid for such “tail policy” shall not exceed 300% of the amount paid by the Company for coverage in its last full fiscal year (the “D&O Insurance”).
If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in the foregoing paragraphs concerning Directors’ and Officers’ Insurance and Indemnification.
The Merger Agreement provides that the provisions of these paragraphs concerning Directors’ and Officers’ Insurance and Indemnification shall survive the Merger Closing and the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party referred to in those paragraphs and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights that any such person may have under the certificate of incorporation, bylaws or other governing documents of any of the Acquired Companies, under the DGCL or any other applicable Law or under any agreement of any Indemnified Party with any of the Acquired Companies or otherwise.
Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in the Merger Agreement, Entasis and Parent shall each use their reasonable best efforts to promptly (i) take, or to cause to be taken, all actions, and to do, or to cause to be done, and to assist and cooperate with the other parties to the Merger Agreement in doing all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Contemplated Transactions; (ii) obtain from any governmental entities any actions, non-actions, clearances, waivers, consents, approvals, permits or Orders required to be obtained by Entasis, Parent or any of their respective subsidiaries in connection with the authorization, execution, delivery and performance of the Merger Agreement and the consummation of the Contemplated Transactions; (iii) make all registrations, filings, notifications or submissions which are necessary or advisable, and thereafter make any other required submissions, with respect to the Merger Agreement and the Merger required under (A) any applicable federal or state securities Laws and (B) any other applicable Law; provided, that Entasis, on the one hand, and Parent, on the other hand, will cooperate with each other in connection with the making of all such filings, including providing copies of all such filings and attachments to outside counsel(s) for the non-filing party and including the timing of the initial filings; (iv) furnish all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Contemplated Transactions; (v) keep the other party promptly (and in any event within three days) informed in all material respects of any material communication received by such party from, or given by such party to, any governmental entity and of any material communication received or given in connection with any legal proceeding by a private party, in each case relating to the Contemplated Transactions; (vi) permit the other party to review any material communication (and considering the other party’s reasonable comments thereto) delivered to, and consulting with the other party in advance of any meeting or conference with, any governmental entity relating to the Contemplated Transactions or in connection with any legal proceeding by a private third party relating thereto, and giving the other party the opportunity to attend and participate in such meetings and conferences (to the extent permitted by such governmental entity or private third party); (vii) avoid the entry of, or have vacated or terminated, any decree, Order, or judgment that would restrain, prevent or delay the consummation of the Contemplated Transactions, including defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the consummation of the Contemplated Transactions; and (viii) execute and deliver any additional instruments necessary to consummate the Contemplated Transactions; provided, that in no event shall any of the Acquired Companies, prior to the Effective Time, be required to pay or agree to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Contemplated Transactions under any contract.
Further, no party shall consent to any voluntary delay of the consummation of the Contemplated Transactions at the behest of any governmental entity without the consent of the other parties to the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, unless required by Law or any governmental entity, materials provided pursuant to Section 6.7 of the Merger Agreement may be redacted (i) to remove references concerning the valuation of the business of the Acquired Companies, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege or confidentiality concerns.
Takeover Statutes. The Merger Agreement requires that if the restrictions of any takeover statutes become or are deemed to be applicable to the Company, the Purchaser Parties, or the Contemplated Transactions, then each of the Company and the Purchaser Parties, and their respective board of directors shall use their reasonable best efforts to grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated thereby and otherwise act to render the restrictions of such takeover statute inapplicable to the foregoing.
Stock Exchange Delisting. The Merger Agreement requires that, to the extent requested by Parent, prior to the Effective Time, Entasis shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and the rules and policies of any applicable stock exchange to enable the delisting by the Surviving Corporation of Shares from such stock exchange and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time.
Stockholder Litigation. The Merger Agreement requires that Entasis shall promptly advise Parent in writing after becoming aware of any legal proceeding commenced, or to Entasis’ knowledge threatened, after the date thereof against Entasis or any of its directors by any equityholder of Entasis (on their own behalf or on behalf of Entasis) relating to the Merger Agreement or the Contemplated Transactions (including the Merger) and shall keep Parent reasonably informed regarding any such legal proceeding. Entasis shall give Parent the opportunity to consult with Entasis regarding the defense or settlement of any such legal proceeding and shall consider in good faith Parent’s views with respect to such legal proceedings. No settlement of any such legal proceedings shall be agreed to without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).
Notification of Certain Events. During the Pre-Closing Period, to the extent legally permissible, Entasis shall notify Parent and Purchaser, and Parent and Purchaser shall notify Entasis, promptly of: (i) any written notice or other communication from any person alleging that the consent of such person is or may be required in connection with the Contemplated Transactions; and (ii) any material written notice from any governmental entity in connection with consummation of the Contemplated Transactions.
Section 16 Matters. Prior to the Effective Time, Entasis shall take all such steps as may be reasonably necessary or advisable to cause to be exempt under Rule 16b-3 promulgated under the Exchange Act any dispositions of Shares (including derivative securities with respect to such Shares) that are treated as dispositions under Section 16 of the Exchange Act and result from the Contemplated Transactions by each director or officer of the Company who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time.
Employee Matters. The Merger Agreement contains multiple employee-related requirements:
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Continuation of Benefits. The Purchaser Parties shall, or shall cause their affiliates to, provide to each employee of Entasis or any of its subsidiaries who continues employment with the Purchaser Parties, Entasis or any of their respective subsidiaries following the Closing (each, a “Continuing Employee”), for a period of one year immediately following the Closing Date (or such earlier date as such Continuing Employee’s employment terminates for any reason), (i) an annual base salary or wage rate, as applicable, that is no less than the annual base salary or wage rate provided to such Continuing Employee immediately prior to the Merger Closing, (ii) a target annual cash incentive compensation opportunity (as set forth in the confidential disclosure letter provided in connection with the Merger Agreement) and cash severance benefits (including COBRA subsidies), that are no less favorable than those that such Continuing Employee was eligible for immediately prior to the Merger Closing, and (iii) employee benefits (excluding equity-based compensation, non-qualified deferred compensation, long-term incentive compensation, severance, retention, change in control or similar benefits, retiree welfare benefits and defined benefit pension benefits) that are comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Merger Closing. Notwithstanding clause (iii) of the preceding sentence, Purchaser Parties shall, and shall cause their affiliates and the Surviving Corporation to, honor the obligations of Entasis and its subsidiaries under certain pre-existing compensation plans and agreements with Continuing Employees following the Merger Closing.

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Service Credit. With respect to any “employee benefit plan,” as defined in Section 3(3) of ERISA, or other benefit plan or arrangement maintained by the Purchaser Parties or their affiliates (including Entasis) in which any Continuing Employee is eligible to participate on or after the Closing Date (“Purchaser Plan”), for purposes of determining eligibility to participate in and vesting with respect to such plan, as of the Closing Date, the Purchaser Parties shall use the Purchaser Parties’ reasonable best efforts to, or shall use the Purchaser Parties’ reasonable best efforts to cause their affiliates to, cause each Continuing Employee’s service with Entasis or its affiliates (but not service with any predecessor employer) prior to the Closing Date to be treated as service with the Purchaser Parties and their affiliates (including Entasis) as of the Closing Date; provided that such recognition of service shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or to the extent that such service is not recognized under such Purchaser Plan for other employees of the Purchaser Parties; provided, further, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, nonqualified deferred compensation plan, or retiree health or welfare plan or arrangement or vesting of any cash, equity or equity-based compensation plan, program or arrangement. Entasis shall provide all reasonable assistance and information as the Purchaser Parties may reasonably request during the period between the date of the Merger Agreement and the Effective Time in connection with the benefits to be provided under the

Purchaser Plans pursuant to Section 6.13(b) of the Merger Agreement and the Purchaser Parties shall not be deemed to be in breach of Section 6.13(b) for any failure by the Purchaser Parties to meet any obligation under Section 6.13(b) that is a result of Entasis’ failure to provide such assistance or information.
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Health Coverage. With respect to any health and welfare plan maintained by the Purchaser Parties or their affiliates (including Entasis) in which any Continuing Employee is eligible to participate on or after the Closing Date, the Purchaser Parties shall use the Purchaser Parties’ reasonable best efforts to, or shall use the Purchaser Parties’ reasonable best efforts to cause their affiliates to, (i) waive, or cause to be waived, preexisting conditions, limitations, exclusions, actively-at-work requirements and waiting periods with respect to participation by and coverage of each Continuing Employee (and his or her eligible dependents), and (ii) recognize, or cause to be recognized, the dollar amount of all copayments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the plan year in which the Closing Date occurs for purposes of satisfying such plan year’s deductible and co-payment limitations under the relevant welfare benefit plans in which each Continuing Employee (and his or her eligible dependents) will be eligible to participate on and after the Closing Date.

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No Third Party Beneficiaries. Nothing in the Merger Agreement shall confer upon any current or former employee or other service provider of Entasis or any of its affiliates any right to continue in the employ or service of any of the Purchaser Parties or any of their respective affiliates, or shall interfere with or restrict in any way the rights of any of the Purchaser Parties or any of their respective affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any employee or other service provider of Entasis or any of its affiliates at any time for any reason whatsoever, with or without cause. In no event shall the terms of the Merger Agreement be deemed to (i) establish, amend or modify any plan or any other employee benefit plan, program, agreement or arrangement maintained or sponsored by any of the Purchaser Parties or any of their respective affiliates, or (ii) alter or limit the ability of any of the Purchaser Parties or any of their respective affiliates to amend, modify or terminate any plan in accordance with its terms after the Effective Time (subject to the Purchaser Parties’ obligation to comply with Sections 6.13(a), (b), or (c) of the Merger Agreement). Nothing in this paragraph shall create any third party beneficiary rights in any current or former employee or other service provider of Entasis or any of its affiliates (or any beneficiaries or dependents thereof) or any right in any other person, including any employees, former employees, any participant or any beneficiary thereof in any plan or Purchaser Plan.

401(k) Plan. The Merger Agreement provides that Entasis shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date, the Entasis Therapeutics, Inc. Employee Retirement Plan (the “401(k) Plan”), unless notice is provided by Parent or one of its affiliates to the Company at least 20 days prior to the Closing that such plan shall not be terminated. Unless Parent or one of its affiliates provides such notice to Entasis, Parent shall receive from Entasis, prior to the Closing, evidence that the board of directors of the Company or its applicable affiliate has adopted resolutions to terminate the 401(k) Plan (the form and substance of which resolutions shall be subject to review and reasonable approval of Parent), effective no later than the date immediately preceding the Closing Date. If Parent, in its sole and absolute discretion, agrees to sponsor and maintain the 401(k) Plan, Entasis shall, upon request by Parent at least 20 days prior to the Closing, amend the 401(k) Plan, effective as of the Closing, to the extent necessary to limit participation to employees of Entasis and its subsidiaries and to exclude all employees of Parent and its subsidiaries (other than Entasis and its subsidiaries) from participation in the 401(k) Plan.
Support Agreements. The Merger Agreement requires that the Company instruct its transfer agent not to register the transfer of any Shares made or attempted to be made in violation of the Support Agreements.
Resignations. The Merger Agreement requires that, at Parent’s request (if made at least five days prior to the Closing Date), prior to the Closing Entasis shall deliver to Parent written resignations or terminations (in form and substance reasonably acceptable to Parent) of any or all officers and directors of Entasis and its subsidiaries (solely from such roles and not from any employment relationship with Entasis or its subsidiaries), as specified in Parent’s request, in each case, effective as of the Closing.

Termination. The Merger Agreement may be terminated, and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the adoption of the Merger Agreement by the stockholders of Entasis or Purchaser):
•	by mutual written agreement of Parent and Entasis;
•	by either Parent or Entasis:
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(i) if any governmental entity having competent jurisdiction shall have, enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect or taken any other action, in each case, permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger and such Order or other action shall have become final and nonappealable; provided, that the right to terminate the Merger Agreement under this paragraph shall not be available to a party whose breach of, or failure to fulfill, any of its obligations under the Merger Agreement has been the cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entry of any such Order or other action; or

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(ii) if the Acceptance Time shall not have occurred by the Termination Date; provided, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to any party whose breach of, or failure to fulfill, any of its obligations under the Merger Agreement in any manner has been the cause of, or resulted in, in any material respect, the failure of the Acceptance Time to occur by the Termination Date (it being understood that the Purchaser Parties shall be deemed a single Party for purposes of the foregoing proviso).

•	by Entasis, if:
○
a breach or failure of any representation, warranty or covenant of any Purchaser Party set forth in the Merger Agreement, shall have occurred, which breach or failure has given rise to or would reasonably be expected to give rise to a Parent Material Adverse Effect and such breach is not capable of being cured by the Termination Date, or if capable of being cured, shall not have been cured within 30 days of the receipt by the Purchaser Parties of written notice from Entasis of such breach or failure stating Entasis’ intention to terminate the Merger Agreement pursuant to this paragraph (or any shorter period of the time that remains between the date Entasis provides written notice of such breach or failure and the Termination Date); provided, however, that, Entasis shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is then in material breach of the Merger Agreement and such breach would result in certain of the Offer Conditions not being satisfied;

○
if Purchaser fails to commence the Offer in accordance with Section 2.1(a) of the Merger Agreement or if Purchaser fails to consummate the Offer in accordance with the terms of the Merger Agreement; provided, that the right to terminate the Merger Agreement pursuant to this paragraph shall not be available to Entasis if Entasis’ breach of its obligations under Section 2.2 of the Merger Agreement is the primary cause of, or resulted in, Purchaser’s failure to commence the Offer in accordance with the terms of the Merger Agreement; or

○	If the Minimum Condition is not satisfied as of the Expiration Time of the Limited Extension.
•	by Parent, if:
○
a breach or failure of any representation, warranty or covenant of Entasis set forth in the Merger Agreement shall have occurred, which breach or failure has given rise to or would reasonably be expected to give rise to the failure of certain of the Offer Conditions and as a result of such breach or failure, such condition would not be capable of being satisfied prior to the Termination Date, or if capable of being cured, shall not have been cured within 30 days of the receipt by Entasis of written notice from Parent of such breach or failure stating Parent’s intention to terminate the Merger Agreement pursuant to this paragraph (or any shorter period of the time that remains between the date Parent provides written notice of such breach or failure and the

Termination Date); provided, however, that, Parent shall not have the right to terminate the Merger Agreement pursuant to this paragraph if it is in material breach of the Merger Agreement and such breach would result in Entasis having the right to terminate the Merger Agreement pursuant to Section 8.1(c)(i) of the Merger Agreement; or
○
(A) Entasis shall have effected a Change in Recommendation whether or not permitted by Section 6.3 of the Merger Agreement, or (B) Entasis shall have willfully breached Section 6.3 of the Merger Agreement.

Effect of Termination. The Party terminating the Merger Agreement in accordance with its terms shall give written notice of such termination to the other Party in accordance with the Merger Agreement specifying the provision or provisions thereof pursuant to which such termination is being effected. In the event of the termination of the Merger Agreement pursuant to its terms, the Merger Agreement shall forthwith become void, and there shall be no liability under the Merger Agreement on the part of any party thereto; provided, however, that (i) the terms of Article VIII (Termination) and Article IX (Miscellaneous) shall survive any termination of the Merger Agreement and (ii) subject to Section 8.2(b) (Effect of Termination), no party shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of the Merger Agreement prior to such termination. The failure of Parent or Purchaser to accept for payment and pay for the tendered Shares promptly following the Expiration Time after all Offer Conditions have been satisfied or waived in accordance with the terms of the Merger Agreement shall constitute a willful breach by Parent and Purchaser, and Parent shall be liable to Entasis for such willful breach as provided therein notwithstanding any termination of the Merger Agreement.
In the Merger Agreement, Entasis and each of the Purchaser Parties acknowledges that the agreements contained in Section 8.2 (Effect of Termination) are an integral part of the Contemplated Transactions and that, without these agreements, the Parties would not enter into the Merger Agreement.
Availability of Specific Performance. In the Merger Agreement, Entasis, Purchaser, and Parent agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of the Merger Agreement pursuant to its terms, the parties accordingly agreed that they shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in any court of competent jurisdiction, in each case in accordance with this paragraph, this being in addition to any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity. Each party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under the Merger Agreement all in accordance with the terms of this paragraph. Each party further agrees that no other party or any other person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Termination Date, any party brings any legal proceeding to enforce specifically the performance of the terms and provisions of the Merger Agreement by any other party, the Termination Date shall automatically be extended by such other time period established by the court presiding over such action or until such action is otherwise resolved.
Expenses. Subject to the termination provisions of the Merger Agreement, all costs and expenses incurred in connection with the Contemplated Transactions, the Merger Agreement and the consummation of the Contemplated Transactions shall be paid by the party incurring such costs and expenses, whether or not the Contemplated Transactions are consummated. Entasis shall, and following the Effective Time the Purchaser Parties shall cause Entasis to, pay all fees, expenses, or amounts owed by Entasis incurred in connection with the Contemplated Transactions, the Merger Agreement and the consummation of the Contemplated Transactions.
Governing Law. The Merger Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of, or relate to the Merger Agreement, or the negotiation, execution or performance of the Merger Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

Tender and Support Agreements
As a condition to Parent’s and Purchaser’s willingness to enter into the Merger Agreement, Parent and Purchaser entered into the Tender and Support Agreements, dated as of the date of the Merger Agreement, with each of (i) TP GP A, LLC and (ii) certain directors of the Entasis Board (clauses (i) and (ii), collectively, the “Supporting Stockholders” and such agreements, the “Tender and Support Agreements”). Pursuant to the Tender and Support Agreements, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement. The Supporting Stockholders did not, and will not, receive any additional consideration in connection with the execution and delivery of the Tender and Support Agreements.
The foregoing summaries of the Tender and Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Tender and Support Agreements, copies of which are filed as exhibits (d)(2) and (d)(3) to the Schedule TO filed with the SEC, which are incorporated herein by reference.
12.	Purpose of the Offer; Plans for Entasis
Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and all of the equity interests in, Entasis. The Offer, as the first step in the acquisition of Entasis, is intended to facilitate the Parent’s acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all of the outstanding Shares not tendered and purchased pursuant to the Offer. The Merger Closing shall take place as soon as practicable following the Acceptance Time, and in any case no later than the third business day after the satisfaction of the last to be satisfied of the conditions set forth in Article VII of the Merger Agreement (other than those conditions that, by their nature, are to be satisfied at the Merger Closing, but subject to the satisfaction (or waiver, if permitted by applicable law) of those conditions), or at such other date and time as Parent, Purchaser, and Entasis shall mutually agree upon in writing.
If you tender your Shares in the Offer, you will cease to have any equity interest in Entasis or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Entasis. Similarly, after tendering your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Entasis.
Merger Without a Meeting. If the Offer Conditions are satisfied and the Offer is consummated, we will not seek the approval of Entasis’ remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the non-tendering stockholders of the target corporation. With respect to a tender offer, Section 251(h) of the DGCL provides that the word “consummate” (and with correlative meaning, “consummation” and “consummating”) means the irrevocable acceptance for purchase of shares tendered pursuant to a tender offer. Therefore, references to a consummation of the Offer herein refer to the occurrence of the Acceptance Time. Accordingly, if we consummate the Offer, we intend to effect the Merger Closing without a vote of the stockholders of Entasis pursuant to and in accordance with Section 251(h) of the DGCL.
Plans for Entasis. It is expected that, initially following the Merger, the business and operations of Entasis will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. In connection with or following the Merger Closing, Parent may consolidate or reorganize certain corporate entities in Entasis’ structure, but Parent has no present plans or proposals to sell or transfer any such entities or change the business or operations of Entasis as a result of such consolidation or corporate reorganization. Parent will continue to evaluate the business and operations of Entasis during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Entasis’ business, operations, capitalization and management with a view to optimizing development of Entasis’ potential.

To the best knowledge of Purchaser and Parent, other than as disclosed in this Offer to Purchase (including the Tender and Support Agreements described in Section 8—“Certain Information Concerning Parent and Purchaser”), no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Entasis, on the one hand, and Parent, Purchaser, or Entasis, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Entasis entering into any such agreement, arrangement or understanding.
It is possible that certain members of Entasis’ current management team will enter into new or additional employment arrangements with Entasis or the Surviving Corporation following the Acceptance Time and prior to the Effective Time. Such arrangements may include the right to purchase or participate in the equity of the Surviving Corporation or its affiliates. As of the date of this Offer to Purchase, there were no such employment arrangements between the existing management team and Parent or the Purchaser (or any of their affiliates). There can be no assurance that any parties will reach an agreement on any terms, or at all.
At the Effective Time, the certificate of incorporation of Entasis shall be amended and restated in its entirety to read as the form certificate of incorporation attached to the Merger Agreement, and such amended and restated certificate of incorporation shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation. At the Effective Time, (a) the members of the board of directors of Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and (b) the officers of Entasis immediately prior to the Effective Time will become the initial officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected or appointed or qualified. Except as set forth in this Offer to Purchase, including as contemplated in this Section 12—“Purpose of the Offer, Plans for Entasis—Plans for Entasis,” Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Entasis or any of its subsidiaries (such as a merger, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of Entasis or any of its subsidiaries, (iii) any material change in Entasis’ capitalization or dividend policy, or (iv) any other material change in Entasis’ corporate structure or business or composition of its management or board of directors.
13.	The Recommendation by the Board of Directors of Entasis
On May 22, 2022, the Entasis Board, based on the recommendation of the Special Transactions Committee, unanimously (i) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of Entasis and its stockholders (other than the Purchaser Parties); (ii) approved and declared advisable the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be consummated as soon as practicable following consummation of the Offer; and (iv) recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer.
14.	Position of Parent and Purchaser Regarding Fairness of the Offer and the Merger
The rules of the SEC would require the Purchaser Parties to express their belief as to the fairness of the Offer and the Merger to the stockholders of Entatsis other than the Purchaser Parties (the “Unaffiliated Stockholders”). The Purchaser Parties reasonably believe that the Offer Price and the Merger Consideration to be received by the Unaffiliated Stockholders are fair to such Unaffiliated Stockholders. The Purchaser Parties base their belief on, among other things, the following factors, each of which, in their judgment, supports their views as to the fairness of the Offer and the Merger:
•
The Offer Price represents a premium of approximately 50% over the closing price of the Shares on January 31, 2022, which was the last trading day prior to the date Parent’s original offer was made public, and approximately 22% over the closing price of the Shares on May 20, 2022, the last trading day prior to execution of the Merger Agreement.

•	The Offer will provide holders with liquidity at a substantial premium, without the brokerage and other costs typically associated with market sales.
•	Neither the Offer nor the Merger is subject to any financing condition.

•	The Offer Price will be paid in cash. Therefore, holders of Shares will receive a certain prescribed value in the Offer or the Merger.
•	The Entasis Board made the recommendation to the Unaffiliated Stockholders to tender their Shares as described in the Schedule 14D-9 filed by Entasis with the SEC.
•
The Entasis Board and the Special Transactions Committee determined that the Offer and the Merger were fair and in the best interests of Entasis and the Unaffiliated Stockholders as described in the Schedule 13E-3 filed by Entasis with the SEC.

•	In addition, the Entasis Parties reasonably believe that the Offer is procedurally fair to the Unaffiliated Stockholders, based on the following factors considered by them:
○
The factors considered by, and the findings of, the Entasis Board with respect to the procedural fairness of the Offer and the Merger to the Unaffiliated Stockholders as described in the Schedule 13E-3 filed by Entasis with the SEC.

○
The Entasis Board has recommended that the Unaffiliated Stockholders tender their Shares to Purchaser pursuant to the Offer. The Entasis Board, including all of the directors who are not Entasis employees, and the Special Transactions Committee each unanimously determined that the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, are fair to, and in the best interest of, Entasis and its Unaffiliated Stockholders.

○
The Purchaser Parties did not participate in and did not have any influence on the deliberative process of, or the conclusions reached by, the Entasis Board or the Special Transactions Committee or the negotiating positions of the Entasis Board.

○	The Entasis Board retained its own independent legal and financial advisors to assist the Entasis Board in connection with the Offer and the Merger.
○
The Offer Price of $2.20 per Share and the other terms and conditions of the Merger Agreement resulted from extensive negotiations between the Entasis Board and its advisors and the Purchaser Parties and their advisors.

○
The fact that the Entasis Board received an opinion from its financial advisor, dated May 22, 2022, that the Offer Price to be received by the Unaffiliated Stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to such Unaffiliated Stockholders. See “Item 4. The Solicitation or Recommendation—Opinion of MTS Securities, LLC” and Annex B of the Schedule 14D-9.

○	The Entasis Board had access to all of the information prepared or otherwise developed by Entasis’ management and made available to the Purchaser Parties.
○	Unaffiliated Stockholders will have sufficient time to make a decision whether or not to tender their Shares in the Offer:
•	The Offer will remain open for a minimum of 20 business days.
•
If Parent amends the Offer to include any material additional information, Parent will, if necessary to allow adequate dissemination and investor response, extend the Offer for a sufficient period to allow the Unaffiliated Stockholders to consider the additional information.

○	Each of the Unaffiliated Stockholders will be able to decide voluntarily whether or not to tender such stockholder’s Shares.
○
The Offer is subject to a non-waivable Minimum Condition, which requires that the number of Shares validly tendered and not withdrawn, excluding any Shares beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by (a) the Purchaser Parties and (b) the Entasis CEO, represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in clauses (a) and (b) outstanding at the time of the expiration of the Offer.

○
If we consummate the Offer, we will acquire all remaining Shares (other than Dissenting Shares, Shares owned by Parent or Purchaser or Shares held in the treasury of Entasis or owned by any wholly owned subsidiary of Entasis) for the same cash price in the Merger.

○
If the Merger is consummated, each stockholder of Entasis at the Effective Time who has not tendered its shares as provided herein, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such judicially determined amount in cash, together with such rate of interest, if any, as the Delaware court may determine. See Section 19—“Appraisal Rights; Rule 13e-3.”

○	Following the successful completion of the Offer and the Merger, the Unaffiliated Stockholders will not face the risk of any decline in the value of the Shares.
•	Purchaser Parties provided financing to Entasis on a non-dilutive basis to allow Entasis to sufficient liquidity to fully negotiate a transaction.
•
Entasis conducted a fulsome process, represented by experienced financial advisors, to identify transaction partners. Parent supported and facilitated Entasis’ process and no other viable transactions emerged from that process.

•
As a standalone company, Entasis would require significant amounts of capital to continue its development and commercialization. Subsequent capital infusions would likely dilute the ownership stake of Entasis’ existing stockholders.

•
The biotechnology sector in which Entasis operates its business has faced significant market decline since Parent’s original offer was made public. Despite this market decline, Parent has not reduced its offer price and, instead, has increased its offer price on two occasions.

The Purchaser Parties also considered the following factors, each of which the Purchaser Parties considered negative in its considerations concerning the fairness of the terms of the transaction:
•
Any stockholder who tenders all its Shares in the Offer or has its Shares converted into cash in the Merger would cease to participate in the future earnings or growth, if any, of Entasis or benefit from increases, if any, in the value of Entasis.

•
The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. See Section 5—Certain United States Federal Income Tax Consequences.”

Neither Purchaser Party found it practicable to assign, nor did either of them assign, relative weights to the individual factors considered in reaching its conclusion as to the fairness of the Offer.
The Purchaser Parties’ consideration of the factors described above reflects their assessment of the fairness of the Offer Price to Entasis’ Unaffiliated Stockholders. The Purchaser Parties implicitly considered the value of Entasis in a sale as a going concern by taking into account Entasis’ current and anticipated business, financial condition, results and operations, prospects and other forward-looking matters. The Purchaser Parties did not, however, explicitly calculate a stand-alone going concern value of Entasis because the Purchser Parties believe that going concern value is not an appropriate method of determining the value of the Shares for purposes of the Offer and the Merger. Additionally, the Purchaser Parties did not consider the liquidation value or net book value of Entasis. The liquidation value was not considered because Entasis is a viable going concern and Parent has no plans to liquidate Entasis. The net book value was not considered because Purchaser believes that the net book value is not a material indicator of the value of Entasis as a going concern because it does not take into account Entasis’ future prospects, market conditions, trends in Entasis’ industry or the business risks inherent in competing with other companies in that industry. Therefore, the Purchaser Parties believe that each of the liquidation value and the net book value of Entasis is irrelevant to a determination as to whether the Offer is fair to Entasis’ Unaffiliated Stockholders.
Except as discussed above in Section 10—“Background of the Offer; Past Contracts or Negotiations with Entasis” and below in Section 20—“Transaction and Arrangements Concerning the Shares and Other Securities of Entasis” and Section 21—“Certain Agreements between Parent and its Affiliates and Entasis,” the Purchaser

Parties are not aware of any firm offers made by any person, other than the Purchaser Parties, during the two years preceding the date of this Offer to Purchase for (1) the merger or consolidation of Entasis with or into another company, or vice versa; (2) the sale or other transfer of all or any substantial part of the assets of Entasis; or (3) a purchase of Entasis’ securities that would enable the holder of such securities to exercise control of Entasis.
The foregoing discussion of the information and factors considered and given weight by the Purchaser Parties is not intended to be exhaustive, but is believed to include the material factors considered by the Purchaser Parties. The Purchaser Parties’ views as to the fairness of the Offer to Entasis’ Unaffiliated Stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender such stockholder’s Shares in the Offer.
15.	Certain Effects of the Offer.
Market for the Shares. If the conditions to the Offer are satisfied and the Offer is consummated, there will be no market for the Shares because Parent intends to consummate the Merger three business days following the satisfaction or waiver of all of the conditions set forth in Article IV (Conditions to the Merger) of the Merger Agreement.
Stock Quotation. The Shares are currently listed on the Nasdaq. Immediately following the Effective Time, the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Nasdaq requires, among other things, that any listed shares of common stock have at least 1,250,000 publicly held shares. Immediately following the consummation of the Merger, Parent intends and will cause Entasis to delist the Shares from Nasdaq.
Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such shares. Immediately following the consummation of the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Entasis to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Entasis to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Entasis, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Entasis and persons holding “restricted securities” of Entasis to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Entasis to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met and, in any event, following the consummation of the Merger.
16.	Dividends and Distributions.
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time or termination of the Merger Agreement pursuant to its terms, (i) as may be required by applicable Law, (ii) without the approval of Parent, (iii) as required or specifically contemplated by the Merger Agreement, or (iv) as set forth in the confidential disclosure letter provided in connection with the Merger Agreement, none of the Acquired Companies will split, combine, subdivide or reclassify any capital stock or other Equity Interests of any of the Acquired Companies or declare, accrue, set aside for payment or pay any dividend in respect of any outstanding capital stock or other Equity Interests of any of the Acquired Companies or otherwise make any payments to any such holders in their capacity as such.

17.	Certain Conditions to the Offer.
Notwithstanding any other provisions of the Offer, but subject to the terms and conditions of the Merger Agreement, in addition to Purchaser’s right to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement, neither Parent nor Purchaser shall be required to accept for payment or, subject to any applicable rules and regulations of the SEC and Nasdaq, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares of Entasis promptly after the termination or withdrawal of the Offer), pay for any Shares that are validly tendered in the Offer and not withdrawn prior to the Expiration Time unless, at or immediately prior to the Expiration Time:
(a)
there being validly tendered in the Offer and not validly withdrawn that number of Shares which, excluding any Beneficially Owned Shares by (a) Parent and Purchaser and (b) the Entasis CEO, represent at least one more Share than fifty percent (50%) of the Shares not beneficially owned by such persons in clauses (a) and (b) outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)
as of immediately prior to the Expiration Time no governmental entity of any competent jurisdiction shall have (x) enacted, issued, promulgated, enforced or entered any (A) Order, or (B) Law, or (y) taken any other action then in effect, in each case, whether temporary, preliminary or permanent, that has the effect of enjoining, restraining or otherwise prohibiting the consummation of the Offer or the Merger (as defined below) or the other transactions contemplated by the Merger Agreement. (the “Governmental Entity Condition”);

(c)
the representations and warranties of Entasis (A) set forth in Section 4.1 (Organization), Section 4.2(d) (Capitalization), and Section 4.3 (Company Subsidiaries) being true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) set forth in Section 4.9(b) (Absence of Certain Changes), and Section 4.24 (Brokers or Finders) being true and correct in all respects as of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (C) set forth in Section 4.2 (Capitalization) being true and correct in all respects (other than de minimis accuracies) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (D) set forth in the Merger Agreement (other than those listed in the preceding clause (c)(A), (c)(B)) and (c)(C) being true and correct (without giving effect to any limitation on any representation or warranty indicated by the words “Company Material Adverse Effect,” “in all material respects,” “in any material respect,” “material” or “materially”) as of the date of the Merger Agreement and as of the Expiration Time as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except, in the case of this clause (c)(D), where the failure of any such representations and warranties to be so true and correct does not, and would not be reasonably expected to, have, individually or in the aggregate, a Company Material Adverse Effect;

(d)
Entasis not having failed to perform or comply in any material respect with any obligation, agreement, or covenant required to be performed or complied with by it under the Merger Agreement, in each case, on or prior to the Expiration Time;

(e)
Since the date of the Merger Agreement, there not having occurred any event, condition, change, occurrence or development of a state of facts that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(f)
Parent having received a certificate signed by a duly authorized officer of Entasis certifying on behalf of Entasis to the satisfaction of the conditions set forth in clauses (c), (d) and (e) above; and

(g)	the Merger Agreement not having been validly terminated in accordance with its terms.
The foregoing conditions are subject to the terms and conditions set forth in the Merger Agreement, and in addition to Purchaser’s right to extend, amend, or terminate the Offer in accordance with the provisions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; provided, however, that, Parent and Purchaser shall not:
•	waive the Minimum Condition;
nor shall Parent or Purchaser, unless otherwise provided in the Merger Agreement or previously approved by Entasis in writing:
•	decrease the Offer Price or change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares subject to or sought to be purchased in the Offer;
•	impose conditions on the Offer in addition to the Offer Conditions or amend, modify or supplement any condition in a manner adverse to the Company’s stockholders;
•	amend any other term of the Offer in a manner that is materially adverse to the Company’s stockholders; or
•	extend or otherwise change the Expiration Time except as required or permitted by Section 2.1(e) (The Offer) of the Merger Agreement.
The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is terminated or withdrawn in accordance with Section 8.1 (Termination) of the Merger Agreement.
18.	Certain Legal Matters; Regulatory Approvals.
General. Except as described in this Section 18, based on our examination of publicly available information filed by Entasis with the SEC and other information concerning Entasis, we are not aware of any governmental license or regulatory permit that appears to be material to Entasis’ business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Entasis’ business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 17—“Certain Conditions to the Offer.”
State Takeover Laws. A number of states (including Delaware, where Entasis is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects therein.
In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the board of directors of such corporation approved of the transaction which resulted in such person becoming an “interested stockholder.” The Entasis Board and Entasis’ stockholders have approved the previous stock purchases made by Parent and its affiliate ISO pursuant to certain Stock Purchase Agreements that resulted in Innoviva becoming an “interested stockholder.” The Stock Purchase Agreements have been disclosed in previous filings with the SEC by Entasis and Parent and are publicly available. Moreover, the Entasis Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, and the Merger, for purposes of Section 203 of the DGCL.
Based on information supplied by Entasis and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Entasis Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, none of Parent, Purchaser, nor Entasis has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 17—“Certain Conditions to the Offer” of this Offer to Purchase.
19.	Appraisal Rights; Rule 13e-3.
Appraisal Rights. Stockholders do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, all Shares that are issued and outstanding immediately prior to the Effective Time, were not validly tendered in the Offer and are held by Entasis stockholders who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL (collectively, “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares. At the Effective Time, the Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and each Entasis stockholder who holds Dissenting Shares will cease to have any rights with respect to such Dissenting Shares, except the right to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Each holder of Dissenting Shares will be entitled to receive a judicial determination of the fair value of such Dissenting Shares (exclusive of any element of value arising from the accomplishment or expectation of the merger or similar business combination), and to receive payment of such fair value in cash, together with a fair rate of interest, if any, of such Dissenting Shares. Any such judicial determination could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Dissenting Shares. Entasis stockholders should recognize that the judicially-determined fair value could be higher or lower than the Offer Price. Moreover, Entasis may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid for Shares in the Offer or the Merger. Entasis stockholders should also note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL.
If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her or its rights to appraisal as provided under the DGCL, or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the Shares of such Entasis stockholder will be converted into the right to receive the Merger Consideration (which will be the same as the Offer Price), without interest thereon, in accordance with the Merger Agreement.
Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to the Schedule 14D-9 as Annex C.
As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated in accordance with Section 251(h) of the DGCL, such stockholder must (among other things) do all of the following: (a) no later than the later of the consummation of the Offer, which shall occur on the date on which Purchaser irrevocably accepts the Shares for purchase, and 20 days after the date of mailing of the notice referred to in the previous paragraph, properly deliver to Entasis a written demand for appraisal by the holder of record of the Shares, which demand must reasonably inform Entasis of the identity of the stockholder and that the stockholder is demanding appraisal; (b) not tender such stockholder’s Shares in the Offer; and (c) continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time. Following the Effective Time, additional steps may be necessary for any such stockholder to perfect his, her or its appraisal rights, all as described more fully in the Schedule 14D-9.
The foregoing summary of appraisal rights of stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under Delaware law and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is set forth in Schedule III attached to this Offer to Purchase. The preservation and exercise of appraisal rights require timely adherence to the applicable provisions of Delaware law. If a stockholder withdraws or loses the right to appraisal, such stockholder will be entitled to receive only the Merger Consideration.
Rule 13e-3. Because Parent may be deemed an affiliate of Entasis, the transactions contemplated by the Merger Agreement may constitute a “going private transaction” under Rule 13e-3 under the Exchange Act. Rule 13e-3 requires, among other things, that certain financial information concerning Entasis and certain information relating to the fairness of the Offer and the Merger and the consideration offered to the Unaffiliated Stockholders be filed with the SEC and disclosed to the Unaffiliated Stockholders. Parent has provided such information in this Offer to Purchase and a combined Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 and the exhibits thereto filed with the SEC pursuant to Rules 14d-3 and 13e-3 under the Exchange Act.
20.	Transactions and Arrangements Concerning the Shares and Other Securities of Entasis.
Except as set forth in Schedule II, (i) none of (A) Parent, (B) Purchaser or (C) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent, Purchaser or any of the persons so listed, beneficially owns any Shares and (ii) none of (A) Parent, (B) Purchaser, (C) to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of Parent or Purchaser, and (D) any pension, profit-sharing or similar plan of Parent or Purchaser has effected any transaction in Shares during the past 60 days.
According to Entasis, all unaffiliated directors and executive officers of Entasis intend to tender all Shares owned by such directors and executive officers. To Parent and Purchaser’s knowledge, neither Entasis nor any of its directors, executive officers or affiliates has made a recommendation either in support of or opposed to the transaction and the reasons for the recommendation, other than as set forth in the Schedule 14D-9 filed by Entasis with the SEC.
Except as set forth in Section 19—“Certain Agreements Between Parent and its Affiliates and Entasis,” none of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Entasis (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).
Except as set forth in Section 10—“Background of the Offer; Past Contacts or Negotiations with Entasis” and Section 21—“Certain Agreements Between Parent and its Affiliates and Entasis,” and this Section 20, in the past two years, (i) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Entasis or any of its affiliates that are not natural persons, on the other hand, for which the aggregate value of the transaction was more than one percent of Entasis’ consolidated revenues for the fiscal year in which the transaction occurred or the past portion of the current fiscal year (if the transaction occurred in the current fiscal year), (ii) there have been no transactions between any of Parent, Purchaser or, to the knowledge of Parent or Purchaser after reasonably inquiry, any of the persons listed in Schedule A, on the one hand, and any executive officer, director or affiliate of Entasis who is a natural person, on the other hand, for which the aggregate value of the transaction, or series of similar transaction with such director, executive officer or affiliate, exceeded $60,000; (iii) there have been no negotiations, transactions or material contacts between any of Parent, Purchaser, their respective subsidiaries, or, to the knowledge of Parent or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Entasis or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Entasis’ securities, an election of Entasis’ directors or a sale or other transfer of a material amount of assets of Entasis; and (iv) to the knowledge of Parent or Purchaser after reasonable inquiry, there have been no negotiations or material contacts between (A) any affiliate of Entasis and (B) Entasis or any of its affiliates, on the one hand, and any person not affiliated with Entasis, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Entasis’ securities, an election of Entasis’ directors or a sale or other transfer of a material amount of assets of Entasis.
21.	Certain Agreements between Parent and its Affiliates and Entasis.
Securities Purchase Agreement, Voting Agreements, Investor Rights Agreement, and Registration Rights Agreement.
On April 12, 2020, Parent and Entasis entered into that certain Securities Purchase Agreement (the “First SPA”), pursuant to which Entasis agreed to issue and sell to Parent, in a private placement, up to 14,000,000 new issued Shares and warrants to purchase up to 14,000,000 Shares, with an exercise price per share of $2.50. On April 22, 2020 and in connection with the first closing under the First SPA, Entasis issued to Parent 1,322,510 Shares and warrants to acquire an additional 1,322,510 Shares. The warrants, at an exercise price per share of $2.50, were exercisable immediately and have a five year term. Each Share and warrant (together, a “Common Unit”) were issued and sold together at a price per Common Unit of $2.50. As a result of, and immediately following, the first issuance, Parent beneficially owned 19.99% of Entasis’ outstanding Shares.
As part of the transactions contemplated by the First SPA, Parent entered into voting agreements (collectively, the “Voting Agreements”) with certain stockholders of Entasis (“Voting Agreement Parties”), holding approximately 60.6% of the Shares outstanding as of April 22, 2020. Pursuant to the Voting Agreements, the Voting Agreement Parties agreed, among other things, to vote in support of the transactions contemplated by the First SPA at a duly convened meeting of stockholders. As a result of certain provisions contained in the Voting Agreements, Parent may be deemed a to constitute a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act) with the Voting Agreement Parties and to have beneficial ownership of the Shares beneficially owned by the Voting Agreement Parties. In a Schedule 13D filed with the SEC on April 23, 2020, pursuant to Rule 13d-4 promulgated under the Exchange Act, Parent disclaimed that it constituted a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Voting Agreement Parties and further disclaimed any beneficial ownership of any Shares beneficially owned by the Voting Agreement Parties. Nothing in this Offer to Purchase shall be deemed to constitute an admission by Parent to the contrary. Parent paid no funds or other consideration to the Voting Agreement Parties in connection with the execution and delivery of the Voting Agreements. After the conclusion of the shareholder meeting and receipt of the stockholder approval, as contemplated by the Purchase Agreement, to the extent that a “group” between Parent and the Voting Agreement Parties could be deemed to have been constituted, it was deemed to have been disbanded.
At a special meeting of Entasis stockholders held on June 10, 2020 (the “Special Meeting”), Entasis’ stockholders approved the issuance of the Shares and warrants to Parent in the second tranche of the private placement. On June 11, 2020, Entasis issued to Parent 12,677,490 Shares and warrants to acquire an additional 12,677,490 Shares. As a result of the second issuance, Parent acquired control of Entasis, owning approximately 51.3% of Entasis’ outstanding Shares without the exercise of the warrants. If Parent exercised the warrants in their entirety at that time, it would have owned approximately 67.8% of Entasis’ outstanding Shares.
At the Special Meeting, Entasis’ stockholders approved an amendment to Entasis’ Amended and Restated Certificate of Incorporation (the “Charter”) to renounce any interest or expectancy of Entasis in, or in being offered an opportunity to participate in, any business opportunity that is presented to Entasis’ directors, officers or stockholders (the “Corporate Opportunities Amendment”). Promptly following such vote, on June 10, 2020, Entasis filed the Certificate of Amendment to the Charter with the Secretary of State of the State of Delaware to effect the Corporate Opportunities Amendment, effective upon filing.
Parent entered into the Investor Rights Agreement, pursuant to which Parent has been granted the right to designate up to two directors to the board of directors of Entasis, subject to minimum ownership thresholds. Specifically, the Investor Rights Agreement provides that for so long as Entasis and its affiliates hold at least 15% of the outstanding Shares on a fully-diluted basis, Parent shall have the right to designate two directors to the board of directors of Entasis, and for so long as Parent and its affiliates hold at least 8% of the outstanding

Shares on a fully-diluted basis, Parent shall have the right to designate one director to the board of directors of Entasis, subject to certain qualifications and conditions in the Investor Rights Agreement. The Investor Rights Agreement also provides for participation rights for Parent to participate pro rata in future offerings of securities by Entasis. The Investor Rights Agreement additionally provides Parent, upon reasonable advance notice to Entasis, an information right as to Entasis’ properties, books, contracts, commitments, tax returns, records and appropriate officers and employees, financial and operating data and other information concerning the affairs of the Company and its subsidiaries. The information right is subject to Parent’s obligation not to divulge such confidential information, subject to certain exceptions, and is effective as long as Parent has the right to designate a director to Entasis’ board of directors pursuant to the Investor Rights Agreement. In connection with entry into the Merger Agreement, the Company and Innoviva entered into Amendment No. 1 to the Investor Rights Agreement (the “IRA Amendment”). The IRA Amendment adjusts and clarifies the circumstances in which Innoviva would have preemptive rights to acquire Company securities and narrows the exception under which the Company may issue securities on an expedited basis without first giving Innoviva the opportunity to participate in the transaction. The IRA Amendment also grants Innoviva certain rights to negotiate a sale or material licensing transaction related to the Company’s product candidate sulbactam-durlobactam in the United States, the European Economic Area or the United Kingdom before the Company can enter into such an agreement with respect to such a transaction with a third party.
Parent also entered into a Registration Rights Agreement, dated as of April 22, 2020, by and between Parent and Entasis (the “Registration Rights Agreement”), pursuant to which, among other things, Entasis was required to prepare and file with the SEC a registration statement with respect to the resale of the securities issued and sold pursuant to the First SPA.
The foregoing summaries of the First SPA, warrants, Voting Agreements, Investor Rights Agreement, IRA Amendment and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the First SPA, Form of Warrant Certificate, Form of Voting Agreement, Investor Rights Agreement and Registration Rights Agreement, copies of which are filed as exhibits (d)(8), (d)(13), (d)(21), (d)(19), (d)(20), and (d)(12), respectively, to the Schedule TO filed with the SEC, which are incorporated herein by reference.
Second Securities Purchase Agreement and Second Registration Rights Agreement.
On August 27, 2020, Entasis entered into a securities purchase agreement (the “Second SPA”) with the purchasers named therein (the “Investors”), including Parent, pursuant to which Entasis agreed to issue and sell (i) an aggregate of 8,183,878 Shares, including 4,672,897 Shares to be issued to Parent, (ii) warrants to purchase an aggregate of 9,345,794 Shares, including 4,672,897 warrants to be issued to Parent, and (iii) pre-funded warrants to purchase an aggregate of 1,161,916 Shares, with each Share and warrant being issued and sold as a unit, for a per unit price of $2.675. The exercise price and the number of Shares issuable upon exercise of each warrant is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Shares. On September 1, 2020, in connection with the closing under the Second SPA, Entasis issued to Parent 4,672,879 Shares and warrants to purchase an additional 4,672,879 Shares. Each warrant issued to Parent is exercisable from the date of issuance and has a term of five years and an initial exercise price of $2.675.
In connection with the closing under the Second SPA, Entasis entered into a Registration Rights Agreement (the “Second Registration Rights Agreement”) with the Investors. Pursuant to the Second Registration Rights Agreement, Entasis agreed to prepare and file a registration statement with respect to the resale of the securities issued and sold pursuant to the Second SPA.
The foregoing summaries of the Second SPA, the warrants, the pre-funded warrants and the Second Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Second SPA, Form of Common Stock Purchase Warrant, Form of Pre-Funded Common Stock Purchase Warrant and the Second Registration Rights Agreement, copies of which are filed as exhibits (d)(7), (d)(14), (d)(15), and (d)(11), respectively, to the Schedule TO filed with the SEC, which are incorporated herein by reference.
Third Securities Purchase Agreement and Third Registration Rights Agreement.
On May 3, 2021, Entasis entered into securities purchase agreement (the “Third SPA”) with ISO pursuant to which Entasis agreed to issue and sell to ISO, in a private placement, up to 10,000,000 newly issued Shares and warrants to purchase up to an additional 10,000,000 Shares, with an exercise price per share of $2.00. In connection with the first closing under the Third SPA, on May 3, 2021, Entasis issued and sold to ISO 3,731,025 Shares and warrants to purchase 3,731,025 Shares, with each Share and warrant being issued and sold as a unit, for a per unit price of $2.00. The Third SPA also allowed ISO to acquire an additional 6,268,975 Shares and additional warrants to purchase 6,268,975 Shares, subject to satisfaction of certain conditions set forth in the Third SPA, including that the Third SPA and the transactions contemplated thereby be approved by the stockholders of Entasis as may be required by the applicable rules and regulations of Nasdaq Stock Market LLC.
The exercise price and the number of Shares issuable upon exercise of each warrant is subject to appropriate adjustments in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting Shares. Each warrant issued to ISO is exercisable from the date of issuance and has a term of five years and an initial exercise price of $2.00.
In connection with the Third SPA, Entasis entered into a Registration Rights Agreement (the “Third Registration Rights Agreement”) with ISO. Pursuant to the Third Registration Rights Agreement, Entasis agreed to prepare and file a registration statement with the SEC for purposes of registering the resale of the Shares, the Shares issuable upon exercise of the warrants, the warrants and any Shares issued as a dividend or other distribution with respect to the Shares or Shares issuable upon exercise of the warrants under the Third SPA.
At a special meeting of Entasis stockholders held on June 10, 2021, Entasis’ stockholders approved the issuance of Shares and warrants to ISO in the second tranche of the private placement. On June 11, 2021, Entasis issued to ISO 6,268,975 Shares and warrants to acquire an additional 6,268,975 Shares.
The foregoing summaries of the Third SPA, warrants and the Third Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Third SPA, Form of Common Stock Purchase Warrant and the Third Registration Rights Agreement, copies of which are filed as exhibits (d)(6), (d)(16), and (d)(10), respectively, to the Schedule TO filed with the SEC, which are incorporated herein by reference.
Fourth Securities Purchase Agreement and Fourth Registration Rights Agreement.
On February 17, 2022, ISO entered into a securities purchase agreement (the “Fourth SPA”) with Entasis, pursuant to which Entasis issued and sold to ISO a convertible promissory note (the “Convertible Note”). The Convertible Note is convertible at maturity at the election of Entasis or ISO into Shares at a conversion price of $1.48 per Shares and warrants to purchase an equal number of Shares with an exercise price of $1.48 per Share. The Convertible Note will also be convertible at the option of ISO if Entasis engages in certain capital markets transactions, asset sales or royalty transactions. If Entasis is acquired prior to the maturity date of the Convertible Note, the Convertible Note will be payable in cash at the time of such acquisition. The Convertible Note will mature on August 18, 2022 and bears interest at a rate of 0.59% per annum to, but excluding, the date of repayment or conversion of the Convertible Note. From and including the date of maturity, if not converted, the Convertible Note will bear interest at a rate of 10.00% per annum to, but excluding, the date of repayment or conversion of the Convertible Note.
The Convertible Note and the warrants will have provisions that preclude conversion or exercise, respectively, if such conversion or exercise would result in the issuance of more than 19.99% of Entasis’ currently outstanding Shares in the aggregate prior to obtaining stockholder approval. ISO agreed to vote its eligible shares in favor of the transaction.
The Fourth SPA contains customary representations and warranties as well as certain operating covenants applicable to Entasis until the closing.
The Fourth SPA also extended the terms of warrants beneficially owned by Parent that were issued on each of April 22, 2020, June 11, 2020, September 1, 2020, May 3, 2021 and June 11, 2021 by two years to, respectively, April 22, 2027, June 11, 2027, September 1, 2027, May 3, 2028 and June 11, 2028.
As part of the transactions contemplated by the Fourth SPA, ISO entered into a Registration Rights Agreement, dated as of February 18, 2022, with Entasis (the “Fourth Registration Rights Agreement”), pursuant to which, among other things, Entasis has agreed to prepare and file with the SEC, a registration statement with respect to the resale of the Shares and the warrants issuable upon conversion of the Convertible Note and the Shares issuable upon exercise of the warrants.

The foregoing summaries of the Fourth SPA, the Convertible Note, warrants and the Fourth Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the Fourth SPA, the Convertible Note, the Form of Warrant Certificate and the Fourth Registration Rights Agreement, copies of which are filed as exhibits (d)(5), (d)(17), (d)(18), and (d)(9), respectively, to the Schedule TO filed with the SEC, which are incorporated herein by reference.
22.	Interests of Certain Entasis Directors and Executive Officers in the Offer and the Merger.
In considering the fairness of the consideration to be received in the Offer and the Merger, the stockholders of Entasis should be aware that certain directors and executive officers of Entasis have interests in the Offer and Merger that may present them with certain actual or potential conflicts of interest. A description of these interests, including the information required to be disclosed pursuant to Item 402(t) of Regulation S-K, is included in the Schedule 14D-9 under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” “Item 4. The Solicitation or Recommendation” and “Item 8. Additional Information,” which description and information is incorporated herein by reference.
In addition, pursuant to the Merger Agreement, for each employee of Entasis or any of its subsidiaries who continues employment with the Purchaser Parties, Entasis, or any of their respective Subsidiaries following the Closing (each, a “Continuing Employee”), Parent will, for a period of one year immediately following the Closing Date (or such earlier date as such Continuing Employee’s eployment terminates for any reason), provide to each Company Employee, (i) annual base salary or wage rate that is no less than the annual base salary or wage rate provided to such Company Employee immediately prior to the Merger Closing, (ii) a target annual cash incentive compensation opportunity and cash severance benefits (including COBRA subsidies), that are no less favorable than those that such Continuing Employee was eligible for immediately prior to the Merger Closing, and (iii) employee benefits (excluding equity-based compensation, non-qualified deferred compensation, long-term incentive compensation, severance, retention, change in control or similar benefits, retiree welfare benefits and defined benefit pension benefits) that are comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Merger Closing.
In addition, pursuant to the Merger Agreement, with respect to any Purchaser Plan, for purposes of determining eligibility to participate in and vesting with respect to such plan, as of the Closing Date, the Purchaser Parties shall use the Purchaser Parties’ reasonable best efforts to, or shall use the Purchaser Parties’ reasonable best efforts to cause their affiliates to, cause each Continuing Employee’s service with the Company or its affiliates (but not service with any predecessor employer) prior to the Closing Date to be treated as service with the Purchaser Parties and their affiliates (including the Company) as of the Closing Date; provided that such recognition of service shall not operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or to the extent that such service is not recognized under such Purchaser Plan for other employees of the Purchaser Parties; provided, further, that such service shall not be recognized for purposes of benefit accruals under any defined benefit pension plan, nonqualified deferred compensation plan, or retiree health or welfare plan or arrangement or vesting of any cash, equity or equity-based compensation plan, program or arrangement.
23.	Fees and Expenses.
Parent and Purchaser have retained D.F. King & Co., Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
The following is an estimate of fees and expenses to be incurred by Parent and Purchaser in connection with the Offer and the Merger. Entasis will not pay any of the fees and expenses to be incurred by Parent and Purchaser.
SEC filing fee	$6,438.32
Depositary costs	$55,475.00
Information agent fees	$100,000.00
Financial advisor fees and expenses	$1,910,000.00
Legal fees and expenses	$1,000,000.00
Printing and related fees	$93,123.00
Total	$3,165,036.32
24.	Miscellaneous.
The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.
Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Entasis is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Entasis Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Entasis” above.
Innoviva Merger Sub, Inc.
June 7, 2022

SCHEDULE I
Certain Information Concerning the Directors and Executive Officers of Innoviva, Inc.
The information presented in this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of Innoviva, Inc. (“Innoviva,” “we,” “us,” or “our”) and each member of the board of directors of Innoviva (the “Board”). None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with Innoviva over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States of America. The current business address for each person listed in this Schedule I is c/o Innoviva, Inc., 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010 and the telephone number for each person listed below is (650) 238-9600.
Name	Position with Innoviva
Pavel Raifeld	Chief Executive Officer
Marianne Zhen	Chief Accounting Officer
George W. Bickerstaff, III	Director
Deborah L. Birx, M.D.	Director
Mark A. DiPaolo, Esq.	Director
Jules Haimovitz	Director
Odysseas D. Kostas, M.D.	Director
Sarah J. Schlesinger, M.D.	Director
Pavel Raifeld, CFA, was appointed Chief Executive Officer in May 2020. Prior to his appointment, Mr. Raifeld served on the investment team at Sarissa Capital Management LP. Earlier, he was a senior member of the healthcare investment banking team at Credit Suisse Securities (USA) LLC. Previously, Mr. Raifeld worked as a consultant, primarily specializing in advising biopharmaceutical companies, at McKinsey & Company, Inc. and The Boston Consulting Group Ltd. Mr. Raifeld earned an AB degree from Harvard University and an MBA degree from Columbia University.
Marianne Zhen, CPA, was appointed Chief Accounting Officer in July 2018 and also serves as Secretary. Ms. Zhen joined Innoviva in October 2014 as Corporate Controller. Prior to joining Innoviva, Ms. Zhen served as the Corporate Controller at Steelwedge Software Inc. from 2012 to 2014, Intelmate from 2011 to 2012 and Model N, Inc. from 2007 to 2011. Previously, Ms. Zhen served as a member of board of directors of the California Society of Certified Public Accountants (“CalCPA”) Peninsula/Silicon Valley Chapter. Ms. Zhen earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from San Francisco State University. She is a member of the American Institute of Certified Public Accountants and a member of CalCPA.
George W. Bickerstaff, III has served as a member of our Board of Directors since December 2017 and Chairperson of our Board of Directors since December 2020. Mr. Bickerstaff is currently the chair of the Audit Committee of the Board of Directors (the “Audit Committee”) and a member of the Compensation Committee of the Board of Directors (the “Compensation Committee”). He currently serves as a Managing Director of M.M. Dillon & Co., LLC, an investment banking firm. Prior to joining M.M. Dillon & Co., LLC, Mr. Bickerstaff held various positions with Novartis International AG, a global leader in pharmaceuticals and consumer health, including Chief Financial Officer of Novartis Pharma AG. Prior to joining Novartis, Mr. Bickerstaff was the Chief Financial Officer of IMS Health, Division of Dun & Bradstreet. Mr. Bickerstaff currently serves on the board of directors of CareDx, Inc. Mr. Bickerstaff previously served on the board of directors of Cardax, Inc. Sio Gene Therapies Inc., Inovio Pharmaceuticals, Inc. and Ariad Pharmaceuticals, Inc. Mr. Bickerstaff holds degrees in engineering and business administration from Rutgers University.

Deborah L. Birx, M.D. has served as a member of our Board of Directors since March 2021 and is currently a member of the Audit Committee and the Nominating/Corporate Governance Committee of the Board of Directors (the “Nominating/Corporate Governance Committee”). Dr. Birx most recently served as the response coordinator of the White House Coronavirus Task Force, where she made recommendations to vice president using data integration to drive decision making, as well as worked closely with state officials across the country to provide state-specific advice and guidance. In 2014, Dr. Birx became an Ambassador-at-Large, when she assumed the role of the Coordinator of the United States Government Activities to Combat HIV/AIDS and U.S. Special Representative for Global Health Diplomacy, a position she served in until January 2021. As the U.S. Global AIDS Coordinator, Dr. Birx oversaw the President’s Emergency Plan for AIDS Relief (PEPFAR), the largest commitment by any nation to combat a single disease in history, at the CDC as well as all U.S. Government engagement with the Global Fund to Fight AIDS, Tuberculosis and Malaria. From 2005 until 2014, Dr. Birx served successfully as the Director of CDC’s Division of Global HIV/AIDS (DGHA) in the CDC Center for Global Health. From 1996 until 2005, she served as the Director of the U.S. Military HIV Research Program (USMHRP) at the Walter Reed Army Institute of Research. During this time, she also rose to the rank of Colonel. Then known as Colonel Birx, she was awarded two prestigious U.S. Meritorious Service Medals and the Legion of Merit Award for her groundbreaking research, leadership and management skills during her tenure at the DoD. In 1985, Dr. Birx began her career with the Department of Defense (DoD) as a military trained clinician in immunology, focusing on HIV/AIDS vaccine research. Dr. Birx has published over 230 manuscripts in peer-reviewed journals, authored nearly a dozen chapters in scientific publications, as well as developed and patented vaccines. She received her medical degree from the Hershey School of Medicine, Pennsylvania State University in 1980 and her B.S. from Houghton College in 1976. Dr. Birx is board certified in internal medicine, allergy and immunology, and diagnostic and clinical laboratory immunology.
Mark A. DiPaolo, Esq. has served as a member of our Board of Directors since February 2018. Mr. DiPaolo has been a Senior Partner and the General Counsel of Sarissa Capital Management LP, a registered investment advisor, since May 2013. Sarissa Capital Management LP focuses on improving the strategies of companies to enhance shareholder value. From 2005 - 2013, Mr. DiPaolo served as a senior member of Icahn Capital’s investment team, working on all aspects of Carl Icahn’s activist investment strategy. Prior to working with Icahn Capital, Mr. DiPaolo was an attorney with Willkie Farr & Gallagher LLP. From August 2017 to September 2018, Mr. DiPaolo previously served as a member of the board of directors of Novelion Therapeutics, Inc., a publicly traded biopharmaceutical company. Mr. DiPaolo received his B.A. degree from Fordham University and his J.D. degree from Georgetown University.
Jules Haimovitz has served as a member of our Board of Directors since February 2018 and is currently a member of the Audit Committee, the chair of the Compensation Committee and a member of the Nominating/Corporate Governance Committee of the Board of Directors. Mr. Haimovitz is currently President of Haimovitz Consulting, Inc. and chair of the board of directors of Armata Pharmaceuticals, Inc. He previously served as a member of the board of directors of Ariad Pharmaceuticals, where he was also a member of its audit committee; Dial Global, Inc., where he was also member of its audit committee; and Imclone Pharmaceuticals, where he served as chairperson of its audit committee. Mr. Haimovitz has also served as Chief Executive Officer or Chief Operating Officer of the following companies: Spelling Entertainment, Inc., King World Productions and VJN, Inc. Mr. Haimovitz holds a B.S. and M.A. degree in Mathematics from Brooklyn College.
Odysseas D. Kostas, M.D. has served as a member of our Board of Directors since December 2017. He is a Partner and Senior Managing Director at Sarissa Capital Management LP, which he joined in 2016. Sarissa Capital Management LP focuses on improving the strategies of companies to enhance shareholder value. From 2011-2015, Dr. Kostas was at Evercore ISI covering the biotechnology and pharmaceutical industries, most recently as a Director. Prior to joining Evercore, Dr. Kostas was a Consultant and Senior Associate Analyst at Sanford C. Bernstein and Co., Inc. Previously, he practiced internal medicine as part of the Yale New Haven Health system and was engaged as a consultant to various biotechnology companies. Dr. Kostas currently serves on the board of directors of Armata Pharmaceuticals, Inc. and previously served on the board of directors of Enzon Pharmaceuticals, Inc. Dr. Kostas holds a BS from Massachusetts Institute of Technology (MIT) and a M.D. from University of Texas Southwestern Medical School.
Sarah J. Schlesinger, M.D. has served as a member of our Board of Directors since February 2018 and is currently a member of the Compensation Committee and the chair of the Nominating/Corporate Governance Committee. Dr. Schlesinger is an Associate Professor of Clinical Investigation at Rockefeller University and

Senior Attending Physician at Rockefeller University Hospital. Dr. Schlesinger led the Dendritic Cell section of the Division of Retrovirology at the Walter Reed Army Institute of Research and was also a member of the Division of Infectious and Parasitic Disease Pathology at the Armed Forces Institute of Pathology from 1994 to 2002. In 2002, Dr. Schlesinger rejoined Rockefeller University and began working with the International AIDS Vaccine Initiative as a Scientist in Vaccine Research and Design. Dr. Schlesinger has been a member of Rockefeller University Hospital’s Institutional Review Board (“IRB”) (Ethics Committee) since 2003 and previously served as IRB’s vice-chairperson. In 2017, she assumed the position of chairperson of the IRB. She is currently the director of the education and training programs at Rockefeller University Center for Clinical and Translational Science and serves on the Medical Staff Executive Committee of Rockefeller University Hospital. Dr. Schlesinger currently serves on the board of directors of Armata Pharmaceuticals, Inc. and the board of three non-profit organizations: the AIDS Vaccines Advocacy Coalition, Global Viral and The Hastings Center, the pre-eminent center for the study of bioethics. Dr. Schlesinger served as an independent corporate director of Ariad Pharmaceuticals from 2013 until its sale to Takeda Pharmaceutical Company Limited in 2017. Dr. Schlesinger has a B.A. from Wellesley College and a M.D. from Rush Medical College in Chicago, Illinois.
Certain Information Concerning the Directors and Executive Officers of Innoviva Merger Sub, Inc.
The information presented in this Schedule I sets forth the name, current business address, present principal occupation or employment, and the material occupations, positions, offices, or employment for the past five years of each executive officer of Innoviva Merger Sub, Inc. (“Purchaser”) and each member of the board of directors of Purchaser (the “Purchaser Board”). None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Except as disclosed in this Schedule I or otherwise in this Offer to Purchase, none of the listed persons has engaged in any transaction or series of transactions with the Purchaser over the past two years that had an aggregate value that exceeds $60,000. Unless otherwise indicated, all directors and executive officers listed below are citizens of the United States of America. The current business address for each person listed in this Schedule I is c/o Innoviva Merger Sub, Inc., 1350 Old Bayshore Highway, Suite 400, Burlingame, CA 94010 and the telephone number for each person listed below is (650) 238-9600.
Name	Position with Purchaser
Pavel Raifeld	President, Director
Marianne Zhen	Secretary, Director
Pavel Raifeld, CFA, was appointed a Director of Purchaser in April 2022 and President of Purchaser in May 2022, and Chief Executive Officer of Innoviva in May 2020. Prior to his appointments, Mr. Raifeld served on the investment team at Sarissa Capital Management LP. Earlier, he was a senior member of the healthcare investment banking team at Credit Suisse Securities (USA) LLC. Previously, Mr. Raifeld worked as a consultant, primarily specializing in advising biopharmaceutical companies, at McKinsey & Company, Inc. and The Boston Consulting Group Ltd. Mr. Raifeld earned an AB degree from Harvard University and an MBA degree from Columbia University.
Marianne Zhen, CPA, was appointed a Director of Purchaser in April 2022 and Secretary of Purchaser in May 2022, and Chief Accounting Officer of Innoviva in July 2018 and also serves as Innoviva’s Secretary. Ms. Zhen joined Innoviva in October 2014 as Corporate Controller. Prior to joining Innoviva, Ms. Zhen served as the Corporate Controller at Steelwedge Software Inc. from 2012 to 2014, Intelmate from 2011 to 2012 and Model N, Inc. from 2007 to 2011. Previously, Ms. Zhen served as a member of board of directors of the California Society of Certified Public Accountants (“CalCPA”) Peninsula/Silicon Valley Chapter. Ms. Zhen earned a Bachelor of Science degree in Business Administration with a concentration in Accounting from San Francisco State University. She is a member of the American Institute of Certified Public Accountants and a member of CalCPA.

SCHEDULE II
SECURITY OWNERSHIP AND TRANSACTIONS IN THE SHARES BY PARENT, PURCHASER AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS
The following table sets forth (i) certain information with respect to the Shares beneficially owned by Parent, Purchaser and, to the best of their knowledge, their respective directors and officers, and (ii) the purchases of Shares by Parent, Purchaser and, to the best of their knowledge, their respective directors and officers, during the past sixty days. The security ownership information in the table below is given as of June 7, 2022 and, in the case of percentage ownership information, is based on (a) 47,851,779 issued and outstanding Shares and (b) 32,672,897 Shares reserved for future issuance pursuant to the outstanding warrants of Entasis, in each case, as of June 3, 20222, based on information provided by Entasis. Beneficial ownership is determined in accordance with the rules of the SEC (except as noted below):
Security Ownership
Person	Number[1]	Percent	Transactions in Past 60 Days
Parent	57,345,794[1]	71.2%	—
Purchaser	—	—	—
Pavel Raifeld	—	—	—
Marianne Zhen	—	—	—
George W. Bickerstaff, III	—	—	—
Deborah L. Birx, M.D.	—	—	—
Mark A. DiPaolo, Esq.	—	—	—
Jules Haimovitz	—	—	—
Odysseas D. Kostas, M.D.	—	—	—
Sarah J. Schlesinger, M.D.	—	—	—
1	Includes (1) 20,000,000 Shares held by Innoviva Strategic Opportunities LLC and (2) Shares reserved for future issuance pursuant to the outstanding warrants of Entasis in accordance with Rule 13D-3.
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SCHEDULE III
GENERAL CORPORATION LAW OF DELAWARE

SECTION 262 APPRAISAL RIGHTS
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)	Appraisal rights shall be perfected as follows:
(1)
If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)
If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to

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receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)
Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)
Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)
At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

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(h)
After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)
From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)
The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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